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REGISTRANT'S NAME amw

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PROCESSED
APR 01 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 1544

FISCAL YEAR 12-31-02

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DATE : 3/20/03

ANNUAL REPORT 2002



AMER SPORTS

CONTENTS >>

VISION, STRATEGY AND VALUES 2
FINANCIAL TARGETS 3
YEAR 2002 IN BRIEF 4
CEO'S REVIEW 6

DIVISIONAL REVIEWS >>

RACQUET SPORTS 8
GOLF 10
TEAM SPORTS 12
WINTER SPORTS 14
SPORTS INSTRUMENTS 16
FITNESS EQUIPMENT 18
GAME IMPROVEMENT PRODUCTS 20
TOBACCO 22

FINANCIAL STATEMENTS >>

SHARES AND SHAREHOLDERS 24
REPORT OF THE BOARD OF DIRECTORS 28
FIVE YEAR REVIEW 35
INCOME STATEMENT 36
CASH FLOW STATEMENT 37
BALANCE SHEET 38
NOTES TO THE FINANCIAL STATEMENTS 40
CALCULATION OF KEY INDICATORS 49
CORPORATE GOVERNANCE 50
FINANCIAL RISK MANAGEMENT 52
ENVIRONMENT AND SOCIAL RESPONSIBILITY 53
BOARD OF DIRECTORS' DIVIDEND PROPOSAL 54
AUDITORS' REPORT 55

BOARD OF DIRECTORS 56
EXECUTIVES 57
CONTACT INFORMATION 58
INFORMATION FOR INVESTORS 60

Amer Group is one of the world's leading sports equipment companies with its internationally recognised brands Wilson, Atomic, Suunto and Precor. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets. In 2002 Amer Group made an operating profit of EUR 103.0 million on net sales of EUR 1,101.9 million. Earnings per share were EUR 2.95. At the end of 2002 the Company had 3,939 employees.



VISION

AMER SPORTS AIMS TO BECOME THE NO. 1 SPORTS EQUIPMENT COMPANY IN THE WORLD.

- Our brands and products are well known and recognised all over the world.
- Our products utilise the most advanced technology in their field.
- Amer Sports is one of the most profitable sports equipment companies in the world.
- Our company is a blue-chip investment and we seek to increase shareholder value.
- We employ talented and dedicated people.



STRATEGY

Global brands

Amer Sports' operations are based on strong, reliable global brands, of which the best known are Wilson, Atomic, Suunto and Precor.

Portfolio of sports

The wide range of sports makes Amer Sports a major, year round, full-service supplier and promotes the establishment of lasting business contacts with the trade. Our wide range of sports and our global presence across all markets also give balance to Amer Sports' businesses.

Game improvement products for active sports participants

We are specialists in all our selected sports. We invest strongly in R&D, focusing on technologically advanced game improvement products targeted primarily at active sports participants. Whilst product development is based on consumer needs, the expertise and experience of top athletes also plays a crucial role in R&D.

Customer service and supply chain management

The cornerstone of our customer service is an integrated and transparent supply chain, which ensures high-quality service to our customers in all product categories and markets. Our enhanced supply chain management also allows us to optimise our working capital.

Wilson is one of the world's leading manufacturers of racquet sports, golf and team sports equipment. In racquet sports the core categories are tennis, squash and badminton, and in team sports they are American football, baseball, basketball and volleyball.

Atomic is one of the world's leading manufacturers of winter sports equipment for alpine skiing, cross-country skiing and snowboarding.

VALUES

Determined to win
Good performance is our core value. Financial success enables us to continuously develop our brands and products. Determination to win encourages a strong work ethic and high-quality performance.

Team spirit
We believe in team spirit and teamwork. We want our team to consist of strong individuals who support our common goals.

Fair play
We follow the rules. We recognise and seek to remedy our faults.

Innovation
The prerequisite for development is innovation, and the prime mover for innovation is to always question the way we do things.

FINANCIAL TARGETS

WE HAVE SET THE FOLLOWING FINANCIAL TARGETS FOR OUR OPERATIONS UNTIL 2004:

Growth: average growth in net sales 10%
Our objective is to increase net sales at an average annual growth rate of at least 10%. Although we intend this to be primarily organic growth, acquisitions will also be possible.

Profitability: operating profit 10% of net sales
Our annual target for operating profit is 10% of net sales. It is also our objective that Amer's profitability should be on a par with the other leading sports equipment companies worldwide.

Return on capital: return on capital employed 20%
We have set a return on capital employed (ROCE) target of 20%. Again it is our objective that Amer's return on capital employed should be on a par with the other leading sports equipment companies worldwide.

Equity ratio and dividend policy
Our objective is to maintain the equity ratio at a minimum of 40%. Our aim is for the Company to be viewed as a serious, competitive investment, increasing shareholder value through a combination of dividends and share price appreciation. We pursue a progressive dividend policy that reflects the Company's results. The objective is to distribute a dividend of at least one third of annual net profits.

SUUNTO

Suunto is the world's leading manufacturer of sports instruments, such as wristop computers, diving instruments and compasses.

PRECOR® USA

Precor is one of the best known fitness equipment brands in the United States and the market leader in elliptical fitness equipment. The Company's product range includes cross trainers, treadmills and stationary cycles.

YEAR 2002 IN BRIEF

- Operating profit continued to grow despite the challenging sports equipment market. Net sales were similar to the previous year's level. Cash flow from operating activities was strong and Amer Group strengthened its position as one of the world's leading sports equipment companies.

- In October Amer expanded its business into fitness equipment with the acquisition of Precor Inc. in the United States and its sales companies. Precor manufactures top-quality fitness equipment for gyms and home use. It is the US market leader in elliptical fitness equipment.

- The Golf Division returned to profitability thanks to the success of the new Deep Red clubs and improved business efficiency. The situation in winter sports was more challenging than in previous years due to the lack of early winter snow in many key markets. Nonetheless Atomic increased its sales of alpine skis by 6%.

- The focus of investment was on the supply chain and thus on the development of customer service. In Germany a new logistics centre was built, and in the United States the central warehousing facility at Nashville was enlarged.

- The Board of Directors proposes that a dividend of EUR 1.40 per share be paid for the 2002 financial year, which represents a dividend ratio of 49%. A dividend of EUR 1.10 per share was paid for the 2001 financial year.



7
6
5
1
4
2
3

NET SALES 2002
1 Racquet Sports 22%
2 Golf 19%
3 Team Sports 19%
4 Winter Sports 18%
5 Sports Instruments 8%
6 Fitness Equipment 4%
7 Tobacco 10%



5
6
4
1
3
2

NET SALES 2002
1 North America 51%
2 Finland 10%
3 Rest of Europe 27%
4 Japan 5%
5 Asia Pacific 3%
6 Other 4%

KEY INDICATORS	2002	2001	Change
EUR million			
Net sales	1,101.9	1,099.8	
Operating profit	103.0	98.6	4%
% of net sales	9.3	9.0	
Profit before extraordinary items	95.6	89.3	
Earnings per share, EUR	2.95	2.90	
Return on capital employed (ROCE), %	18.3	17.0	
Return on shareholders' equity (ROE), %	15.5	15.6	
Equity ratio, %	45.6	50.7	
Personnel at year end	3,939	3,734	
Calculation of key indicators, see page 49			


www.VolvoOceanRace.org
AMER SPORTS
AMER SPORTS

The round-the-world Volvo Ocean Race ended in June. Amer Group acted as the leading partner in a consortium that participated in the race with two boats: Amer Sports One and Amer Sports Too. Amer Group achieved the goals it set for the race, raised the international profile of its brands and the Amer Sports marketing name, and strengthened team spirit within the Company.


ROGER TALERMO

LAST YEAR AMER GROUP CONTINUED TO OUTPERFORM THE COMPETITION IN THE SPORTING GOODS MARKET. WE HAVE ONCE AGAIN EXCEEDED OUR RECORD PROFITS, AND OUR PERFORMANCE IN 2002 CLEARLY DEMONSTRATES THE STRENGTH OF OUR SPORTS PORTFOLIO AND BRANDS.

2002 was a challenging year for the sporting goods industry. While Amer Sports did not meet its set growth targets due to economic uncertainty, lack of visibility and tough competition, we did achieve solid results and maintained a strong operating cash flow and balance sheet.

During the year, we further strengthened our sports portfolio with the acquisition of an additional strong brand, Precor. Precor provides us with an excellent foothold in one of the biggest business sectors in sports, fitness. Precor is one of the best-known fitness equipment brands in the United States and it fits well into Amer Sports from both a values and performance standpoint. We are committed to further develop Precor to become a leading company in the growing fitness market.

In 2002, the Golf Division returned to profitability thanks to new products and improved efficiency, while other divisions maintained their market position and achieved solid levels of profitability. In all categories, we introduced new and innovative products. Suunto expanded the range of its sports specific instruments into new areas such as golf and winter sports. Atomic further increased its market share and maintained its strong position as the industry's technology leader, and the newly opened Research and Development Center in Austria has already shown its excellence.

Our Racquet Sports Division retained its position of global leadership, and the Team Sports Division reported another tremendous year. The successful participation in the Volvo Ocean Race by the Amer Sports One and Amer Sports Too yachts gave our company and our brands a strong global boost and further strengthened our internal cohesion.

The sporting goods market continues to consolidate and Amer Sports is in an excellent position to participate in this development. Further acquisitions are possible if they fit in with our strategy and can improve our overall performance.

Organic growth continues to be our primary focus, driven by new, innovative products, helping sports and fitness participants on all levels to improve upon and enjoy their activities.

We are fully determined to make Amer Sports the No. 1 sports equipment supplier in the world. Our strategy remains specialization in our chosen sports, an effective Amer Sports distribution network, strong global brands and a portfolio of different sports. We have further invested in our supply chain management, enabling us to improve our service levels and efficiency to the sporting goods trade throughout the world. We will continue to develop our relationships with our partners to optimize service and provide the right products to maximize sell-through.

By these measures we can continue to outperform the market, adding value to our share price and enabling us to pay dividends.

I know that all our employees around the world are committed to this goal and I would like to thank them for their support. We in Amer Sports, including our suppliers and dealers, are determined to win. We have a strong commitment to work hard in a fair and respectful way and to introduce more happy participants to our fantastic sports.


RACQUET SPORTS

DEMAND FOR TENNIS EQUIPMENT DECLINED DURING THE YEAR. THE RACQUET SPORTS DIVISION'S COMPARABLE NET SALES IN LOCAL CURRENCIES DECLINED BY 3% AND ITS COMPARABLE OPERATING PROFIT ROSE BY 4%. WILSON'S POSITION AS THE WORLD'S NO. 1 TENNIS BRAND REMAINED STRONG. SALES OF TENNIS FOOTWEAR ROSE 11% WITH THE INTRODUCTION OF NEW PRODUCTS.

Demand for tennis racquets fell and competition intensified during 2002 in the key markets of the United States, Europe, Japan and Latin America*.

Against this background of weakened market conditions, the Racquet Sports Divisions' net sales fell by 8% to EUR 243.9 million. Operating profit declined by 2% to EUR 25.6 million. Comparable net sales in local currencies fell by 3% and operating profit rose by 4%.

Sales of Wilson's tennis racquets declined by 8%. However, Wilson successfully protected its market position in all of its key markets. Wilson's share of the global tennis racquet market was 35%* and it was the No. 1 brand in North America and Japan and No. 2 in Europe. In the United States Wilson's share of the tennis racquet market was 43%.

Wilson tennis racquets are divided into three product families, each designed for a particular type of player: Triad for greater playing comfort, Hyper Hammer for increased forgiveness, and the Pro Staff for professional use. Sales of Triad racquets, which were brought to market in 2001, went well. Information on the new Triad racquets to be launched in 2003 can be found on page 20.

Sales of tennis balls declined by 4%. In tennis balls, Wilson is No. 3 in the world with a 22% share of the global market. Wilson's share of the US tennis ball market was 41%. In Japan, Wilson became the official tennis ball provider to the Japanese School Tennis Association as of the beginning of 2002. The ten-year contract covers 5,500 schools. It is the first time that a foreign brand has achieved official ball status in Japan.

Sales of tennis footwear rose by 11%. Several new footwear models were introduced to the market during the year. Since the beginning of 2002, tennis footwear has been classified into three product groups: trendy and aggressive Vision, Pro Staff for stability and durability, and Sport for recreational players.

RESEARCH AND DEVELOPMENT >>



FEEDBACK FROM PROFESSIONAL PLAYERS AND ATHLETES IS AN IMPORTANT RESOURCE FOR PRODUCT DEVELOPMENT. WILSON'S THREE-YEAR CONTRACT WITH THE INTERNATIONAL TENNIS FEDERATION TO SUPPLY THE OFFICIAL DAVIS CUP TENNIS BALL CAME INTO FORCE AT THE BEGINNING OF 2002. WILSON ALSO SUPPLIES THE OFFICIAL MATCH BALL TO THE US OPEN IN THE UNITED STATES AND TO THE DEUTSCHE TENNIS BUNDE IN GERMANY.

KEY INDICATORS	2002	2001	Change
EUR million			
Net sales	243.9	264.8	-8%
Operating profit	25.6	26.1	-2%
% of net sales	10.5	9.9	
Return on capital employed (ROCE), %	55.8	48.8	

The Racquet Sports Division is investing not only in tennis but also in badminton and squash equipment. Several new badminton and squash racquets will be introduced to the European and Southern Asia Pacific markets in 2003. Badminton and squash players are for the first time being included in Wilson's international team of contracted professional athletes.

The racquet sports market is expected to remain flat in 2003. The aim of the Racquet Sports Division is to increase its market shares in all key product groups. Geographically, the biggest growth opportunities are outside the United States, especially in Europe and Japan. The net sales and operating profit of the Racquet Sports Division are expected to rise slightly in 2003.

* Market shares and market information presented in this Annual Report are Company estimates based on external market surveys and management opinion.

WILSON'S MARKET SHARES	2002
Tennis racquets	
Global	35%
US	43%
Europe	30%
Japan	30%
Other	33%

WILSON'S MARKET SHARES	2002
Tennis balls	
Global	22%
US	41%
Europe	12%
Japan	7%
Other	17%


1
2

GLOBAL MARKET
EUR 550 million (wholesale)
1 Tennis racquets 56%
2 Tennis balls 44%


1
2
3
4

GLOBAL MARKET
1 North America 34%
2 Europe 33%
3 Japan 16%
4 Other 17%


1
2
3
4

WILSON RACQUET SPORTS 2002 NET SALES
1 Tennis racquets 44%
2 Tennis balls 22%
3 Footwear 14%
4 Other 20%


1
2
3
4
5

WILSON RACQUET SPORTS 2002 NET SALES
1 North America 49%
2 Europe 25%
3 Japan 10%
4 Asia Pacific 8%
5 Other 8%


196
225
265
265
244
98
99
00
01
02

WILSON RACQUET SPORTS NET SALES
EUR million

GOLF



THE GOLF DIVISION RETURNED TO PROFITABILITY WITH AN OPERATING PROFIT OF EUR 7.1 MILLION ON NET SALES OF EUR 213.3 MILLION. COMPARABLE NET SALES IN LOCAL CURRENCIES FELL BY 5%. THERE WAS A MARKED INCREASE IN SALES OF GOLF CLUBS IN THE HIGHER PRICE POINT CATEGORY. FIERCE COMPETITION IN THE GOLF BALL MARKET CONTINUED AND SALES OF WILSON'S GOLF BALLS WERE DOWN ON THE PREVIOUS YEAR.

The global golf equipment market remained flat in 2002. The market grew in Europe but was flat in North America. In Japan, the economy remained weak and the golf equipment market continued to contract. The number of rounds played globally declined somewhat.

The Golf Division's net sales fell by 10% to EUR 213.3 million. Comparable net sales in local currencies fell by 5%. Sales rose in Europe, whereas in North America and Japan they fell. Operating profit was EUR 7.1 million. The average price of clubs sold rose, and the lower cost base achieved due to the cost-cutting measures implemented in 2001 boosted profitability.

Sales of clubs in the highest price point category rose by 20% thanks to the success of Deep Red irons, fairway woods and the 365 driver. In June, Wilson launched the Deep Red 425 driver in the US market and it was very well received by both the trade and consumers. On the other hand, sales of clubs in the lower price point category declined by 11% during the year. Wilson's global market share in golf clubs remained unchanged at about 5%.

Competition in golf balls remained fierce. Wilson's golf ball sales and market share both declined. Wilson's share of the global golf ball market was about 5%. In September, Wilson began shipments of Wilson Jack, the new lower price point range of golf balls.

The new range of Deep Red II irons, fairway woods and drivers was launched in January 2003. In addition, a new model of the Wilson Staff True golf ball launched in 2002 was introduced. The new clubs and balls, which will be available in stores during 2003, are described in greater detail on pages 20–21.

In September the President of Wilson Sporting Goods Co., Mr Jim Baugh, was appointed General Manager of Wilson Golf in addition to his present post. The former general manager left the Company.

In January 2003, Wilson signed an endorsement contract with Jesper Parnevik, a PGA Tour professional. Parnevik will play new Deep Red II irons and the new Wilson Staff True ball, carried in a Wilson Staff Tour bag.

The golf equipment market is expected to remain flat in 2003. Fierce competition will continue, especially in the golf ball market. Wilson will respond to this by increasing consumer advertising, raising its profile at professional tournaments and reducing manufacturing costs further. During 2002 Wilson relocated the assembly of lower priced clubs from the United States and Japan to China. The full effects of the new supplier contract will show up in the coming year. A slight increase in the Golf Division's net sales and operating profit is expected in 2003.

KEY INDICATORS	2002	2001	Change
EUR million			
Net sales	213.3	235.9	-10%
Operating profit/loss	7.1	-3.3	
% of net sales	3.3	-	
Return on capital employed (ROCE), %	10.6	-4.1	

RESEARCH AND DEVELOPMENT >>



NEW MODELS OF WILSON'S DEEP RED CLUBS WILL BE LAUNCHED IN 2003. THE NEW DEEP RED II TOUR IRONS HAVE BEEN TESTED IN COLLABORATION WITH WILSON'S PGA TOUR PROFESSIONALS. PADRAIG HARRINGTON HAS BEEN PLAYING WITH WILSON CLUBS SINCE 1998. IN 2002 HE USED WILSON FAT SHAFT RM SIGNATURE IRONS AND THE DEEP RED DRIVER AND FAIRWAY WOODS.

WILSON'S MARKET SHARES	2002
Golf clubs	
Global	5%
US	5%
Europe	8%
Japan	1%
Other	13%

WILSON'S MARKET SHARES	2002
Golf balls	
Global	5%
US	5%
Europe	12%
Japan	1%
Other	9%



GLOBAL MARKET
EUR 4.8 billion (wholesale)
1 Clubs 59%
2 Balls 30%
3 Bags and gloves 11%



GLOBAL MARKET
1 North America 54%
2 Japan 26%
3 Europe 11%
4 Other 9%



WILSON GOLF 2002 NET SALES
1 Clubs 54%
2 Balls 29%
3 Bags and gloves 10%
4 Other 7%



WILSON GOLF 2002 NET SALES
1 North America 62%
2 Europe 23%
3 Japan 6%
4 Asia Pacific 5%
5 Other 4%


210
225
258
236
213
98
99
00
01
02

WILSON GOLF NET SALES
EUR million

TEAM SPORTS



THE TEAM SPORTS DIVISION'S NET SALES AND OPERATING PROFIT REMAINED AT THE LEVEL ACHIEVED DURING 2001. COMPARABLE NET SALES AND OPERATING PROFIT IN LOCAL CURRENCIES ROSE BY 6% AND 5%, RESPECTIVELY. SALES OF BASEBALL GLOVES ROSE BY 21%. THE US MARKET ACCOUNTED FOR 90% OF NET SALES.

The US baseball, basketball and American football equipment markets were flat in 2002. Demand for apparel declined.

The net sales and operating profit of the Team Sports Division were both similar to the level of the previous year. Net sales were EUR 203.9 million and operating profit was EUR 24.0 million. Comparable net sales and operating profit in local currencies rose by 6% and 5%, respectively.

Sales of baseball gloves rose markedly by 21% during the year. Sales of baseball and softball bats rose by 8% and volleyballs by 19%. Sales of American footballs and apparel were flat, while sales of basketballs fell by 9%. Geographically, sales were flat in the United States and rose in Canada, Japan and Europe. In Latin America sales declined due to economic weakness in the region.

Wilson is the leading brand in American football, and in the year under review its market share in the United States was 76%. Wilson's share of the US market was 32% in basketballs and 31%

in baseball gloves. Globally, Wilson is the leading brand in American footballs and No. 2 in basketballs and baseball gloves.

New products were launched in all product categories during the review year. The range of softball bats was extended with the launch of the DeMarini F2 Half and Half bat, in which for the first time the shaft and head of the bat are made of different materials. The bat is described in greater detail on page 21.

Shipments of the Wilson GST American football began in June and the ball was an immediate success. The new GST (Game Saving Technology) ball combines composite leather laces with a new neoprene sub-layer for unmatched grippability and comfort. The range of products based on GST technology will be expanded during 2003.

The team sports equipment market is expected to remain flat in 2003. Sales of Wilson's basketballs are expected to rise as a result of the National Collegiate Athletic Association (NCAA) match ball agreement, which took effect at the beginning of 2003. The Team Sports Division will continue to invest in product development and marketing outside the United States, where the business has significant growth opportunities. For example, the Japanese baseball equipment market is the second biggest in the world. The Team Sports Division will also continue to invest in soccer markets in the United States and Latin America. Operating profit is expected to remain at last year's good level and net sales are expected to rise.

KEY INDICATORS	2002	2001	Change
EUR million			
Net sales	203.9	204.7	
Operating profit	24.0	24.2	-1%
% of net sales	11.8	11.8	
Return on capital employed (ROCE), %	38.7	35.8	

RESEARCH AND DEVELOPMENT >>



WILSON'S BASKETBALL, AMERICAN FOOTBALL AND SOFTBALL ARE USED AS OFFICIAL MATCH BALLS IN NCAA GAMES. WILSON ALSO HAS OFFICIAL MATCH BALL CONTRACTS IN NORTH AMERICA WITH THE NATIONAL FOOTBALL LEAGUE, THE CANADIAN FOOTBALL LEAGUE, ARENA AND THE MAJOR BASEBALL LEAGUE. FEEDBACK OBTAINED THROUGH THIS CHANNEL CONTRIBUTES SIGNIFICANTLY TO TEAM SPORTS PRODUCT DEVELOPMENT.

WILSON'S MARKET SHARES	2002
In the US	
American footballs	76%
Basketballs	32%
Baseball gloves	31%
Baseballs	21%
Base/softball bats	11%
Volleyballs	18%
Apparel	10%
Soccer balls	10%

WILSON'S MARKET SHARES	2002
Global	
American footballs	75%
Basketballs	21%
Baseball gloves	19%
Baseballs	10%
Base/softball bats	9%
Volleyballs	8%
Apparel	-
Soccer balls	4%



1
2
3
4
5
6
7

GLOBAL MARKET
EUR 1.0 billion (wholesale)
1 Soccer balls 21%
2 Base/softball bats 20%
3 Baseball gloves 18%
4 Basketballs 15%
5 Baseballs 11%
6 Volleyballs 9%
7 American footballs 6%



1
2
3
4

GLOBAL MARKET
1 North America 53%
2 Japan 25%
3 Europe 7%
4 Other 15%



1
2
3
4
5
6

WILSON TEAM SPORTS 2002 NET SALES
1 Baseballs and gloves 25%
2 American footballs 23%
3 Basketballs 15%
4 Apparel 13%
5 Base/softball bats 9%
6 Other 15%



1
2
3
4

WILSON TEAM SPORTS 2002 NET SALES
1 North America 92%
2 Japan 2%
3 Europe 1%
4 Other 5%



129
143
194
205
204
98
99
00
01
02

WILSON TEAM SPORTS NET SALES
EUR million

WINTER SPORTS



THE NET SALES AND OPERATING PROFIT OF THE WINTER SPORTS DIVISION WERE BOTH SIMILAR TO THE LEVEL ACHIEVED DURING THE PREVIOUS YEAR. THE DIVISION MADE AN OPERATING PROFIT OF EUR 39.6 MILLION ON NET SALES OF EUR 201.6 MILLION. COMPARABLE SALES IN LOCAL CURRENCIES WERE UP 9% IN THE UNITED STATES. IN EUROPE, ATOMIC RETAINED ITS POSITION AS THE NO. 1 ALPINE SKI BRAND.

The overall winter sports market contracted by 7% last year. The biggest market decline occurred in Europe, where after the end of 2001/2002 season a significant quantity of the previous season's ski models remained in stock due to the lack of winter snow in many resorts. The market also declined in Japan, but remained flat in North America.

The Winter Sports Division's net sales and operating profit were maintained at the level of the previous year. Further efficiency improvements were made in production, subcontracting and logistics during the year. The number of employees at the end of the year was 636, of whom 533 were working in Austria.

Geographically, the fastest growth was achieved in the United States, where sales rose by 9%. Sales rose by 3% in Japan but declined by 2% in Europe.

Sales of alpine skis, the fastest growing product group, were up 6%. Sales volume remained unchanged, but the average price of skis sold rose. Altogether the company sold 885,000 pairs of alpine skis, of which approximately 825,000 were Atomic branded. Atomic's share of the North American market for alpine skis rose to 16%. Globally, Atomic's market share grew to 20%.

Sales of Atomic's alpine ski bindings rose by 6%. Some 540,000 pairs of bindings were sold, compared with 525,000 pairs in the previous year. As many as 65% of Atomic's skis are sold together with bindings.

Sales of alpine ski boots declined by 22% owing to the trade's inventory situation and fierce price competition. At the end of the year alpine ski boots product development and ski boot shells manufacture were relocated to Altenmarkt in Austria following the sale of Atomic's production facility in Köflach. As a result it will be possible to make better use of Altenmarkt's R&D centre for the development of winter sports footwear. In future the assembly of alpine ski boots will be outsourced.

RESEARCH AND DEVELOPMENT >>



GLOBAL SNOWBOARD TRENDS COME FROM THE UNITED STATES, WHERE OVER HALF OF THE WORLD'S SNOWBOARDS ARE SOLD. DURING THE YEAR ATOMIC RELOCATED ITS CENTRE OF EXPERTISE IN SNOWBOARD DESIGN TO AMHERST, NEW HAMPSHIRE. BOTH ATOMIC AND OXYGEN BRAND SNOWBOARDS ARE MANUFACTURED IN ALTENMARKT.

KEY INDICATORS	2002	2001	Change
EUR million			
Net sales	201.6	199.3	1%
Operating profit	39.6	40.2	-1%
% of net sales	19.6	20.2	
Return on capital employed (ROCE), %	46.2	48.7	

Sales of cross-country skis remained flat, and Atomic improved its profitability by increasing sales of skis in the higher price point category. Sales of snowboards were also flat during the year.

The Altenmarkt R&D centre, which opened in 2001, was brought up to full speed during the year. Product development and testing of alpine skis, bindings and boots now take place under the same roof. Atomic's racing ski team also plays a key role in the work of the research centre. Atomic intends to preserve its position as the technology leader in winter sports equipment through continuous technical innovation.

In 2003 the winter sports equipment market is expected to remain flat in North America and Japan. In Europe the market is expected to decline somewhat further owing to declining consumer confidence in Germany and the poor early winter snow conditions at many ski resorts in the Alps. Atomic will continue to invest in the North American alpine ski and snowboard markets, which are considered to possess the best growth opportunities. Atomic aims to grow its market share in all of its markets during 2003. Net sales are expected to remain flat with profitability being maintained at a good level.

ATOMIC'S MARKET SHARES	2002
Alpine skis	
Global	20%
Europe	23%
North America	16%
Japan	10%
Other	18%

ATOMIC'S MARKET SHARES	2002
Cross-country skis	
Global	12%
Europe	14%
North America	10%
Other	4%

ATOMIC'S MARKET SHARES	2002
Atomic and Oxygen brand snowboards, total	
Global	4%
Europe	9%
North America	3%
Other	6%



4
3
1
2

GLOBAL MARKET, ALPINE SKI EQUIPMENT
EUR 1.1 billion (wholesale)
1 Europe 62%
2 North America 22%
3 Japan 11%
4 Other 5%



3
1
2

GLOBAL MARKET, CROSS-COUNTRY SKI EQUIPMENT
EUR 200 million (wholesale)
1 Europe 71%
2 North America 15%
3 Other 14%



4
1
3
2

GLOBAL MARKET, SNOWBOARDS
EUR 320 million (wholesale)
1 North America 40%
2 Japan 33%
3 Europe 21%
4 Other 6%



4
3
2
1

ATOMIC 2002 NET SALES
1 Alpine ski equipment 84%
2 Cross-country ski equipment 5%
3 Snowboards 4%
4 Other 7%



3
4
1
2

ATOMIC 2002 NET SALES
1 Europe 66%
2 North America 27%
3 Japan 6%
4 Other 1%



121
139
177
199
202
98
99
00
01
02

ATOMIC NET SALES
EUR million



SALES OF WRISTOP COMPUTERS ROSE BY 20% DURING THE YEAR. SUUNTO'S NET SALES WERE SIMILAR TO THE LEVEL OF THE PREVIOUS YEAR AT EUR 85.3 MILLION. WRISTOP COMPUTERS AND DIVING INSTRUMENTS ACCOUNTED FOR 60% OF NET SALES. OPERATING PROFIT WAS EUR 10.5 MILLION. SUUNTO INVESTED STRONGLY IN R&D AND BRAND MARKETING DURING THE YEAR.

Suunto's goal is to become the world's No. 1 sports instrument brand. Its strategy is to focus on sports where advanced measurement technology, data processing and specific algorithms can be used to provide active sports participants with information on their performance and environment, and to provide an opportunity to analyse performances afterwards. Suunto is the world's leading manufacturer of wristop computers, diving instruments and compasses.

Suunto's net sales were EUR 85.3 million and its operating profit EUR 10.5 million. The total number of employees in the year under review was 577, of whom 295 were working in Finland.

The fastest growing product category was wristop computers, where net sales increased by 20%. Sales of diving instruments grew by 7% despite the weakness of the diving equipment market. Wristop computers and diving instruments accounted for 60% of Suunto's net sales, compared with 55% in the previous year.

Sales rose by 19% in Europe but declined in North America by 7%. The regional breakdown of net sales was North America 38%, Europe 51% and other markets 11%. In early 2003 Suunto's European central warehousing function was relocated to Amer Sports' new logistics centre in Überherrn, Germany.

Several new sports wristops were introduced to the market during the year. These included the Suunto S6 for alpine skiing and snowboarding, the multi-sport Suunto X6HR featuring a heart rate monitor, and the Suunto G9 for golfers. Shipments of the Suunto M9 wristop computer for mariners began in January 2003. Both the Suunto G9 and the Suunto M9 contain the world's smallest and most energy-efficient GPS receiver. The Suunto D3 wristop computer, which is designed especially for free diving, was also introduced to the market during the year.

RESEARCH AND DEVELOPMENT >>



SUUNTO'S PRODUCT DEVELOPMENT IS BASED ON THE GOAL OF PROVIDING ACTIVE SPORTS PARTICIPANTS WITH INFORMATION ON THEIR SPORTS PERFORMANCE AND ENVIRONMENT. IN SUUNTO'S NEW GENERATION OF WRISTOP COMPUTERS THE EMPHASIS IS ON THREE DIFFERENT LEVELS OF INFORMATION PROCESSING AND PRESENTATION: MEASURING AND DISPLAYING REAL-TIME INFORMATION IN ACTION, RECORDING AND DOWNLOADING DATA FOR POST-PERFORMANCE ANALYSIS, AND COMPARING PERFORMANCE AND SHARING EXPERIENCES WITH OTHER USERS ON THE SUUNTOSPORTS.COM WEBSITE.

KEY INDICATORS	2002	2001	Change
EUR million			
Net sales	85.3	83.4	2%
Operating profit	10.5	10.1	4%
% of net sales	12.3	12.1	
Return on capital employed (ROCE), %	34.6	32.5	

Suunto continued to invest in research and product development. In April the Company acquired a 60% majority stake in Meiga Innovations Oy, a Finnish company specialising in sports software solutions and employing a staff of 16 people.

In January 2003 Suunto announced a partnership with Microsoft that will lead to the launch of a new line of Suunto n-series sports wristops into the North American market at the end of the year. The new products will use RF-technology to provide users with customisable, real-time information. In addition to mobile Internet and text messages, n-series devices will offer advanced timekeeping, heart rate monitor and other features included in Suunto's range of sports wristops.

Highly dependent as it is on travel and tourism, the diving industry as a whole is likely to remain depressed by geopolitical uncertainty. In spite of this, sales of Suunto's diving instruments are expected to continue growing. Sales of wristop computers are also expected to rise on the back of new product launches. Suunto's net sales and operating profit are therefore expected to improve in 2003.



1
2
3

SUUNTO
2002 NET SALES
1 Wristop computers 32%
2 Diving instruments 28%
3 Other 40%



1
2
3

SUUNTO
2002 NET SALES
1 Europe 51%
2 North America 38%
3 Other 11%



40.3
59.9
70.2
83.4
85.3
98
99
00
01
02

SUUNTO
NET SALES
EUR million

FITNESS EQUIPMENT



THE YEAR UNDER REVIEW WAS A SUCCESSFUL ONE FOR PRECOR, THE US FITNESS EQUIPMENT MANUFACTURER ACQUIRED BY AMER GROUP IN THE FOURTH QUARTER OF 2002. NET SALES WERE 14% UP ON THE PREVIOUS YEAR AT EUR 202.4 MILLION. OPERATING PROFIT WAS EUR 23.4 MILLION. PRECOR IS THE US MARKET LEADER IN ELLIPTICAL FITNESS EQUIPMENT, SALES OF WHICH ROSE GLOBALLY BY 16%.

The acquisition of Precor Inc. and its sales companies was completed on 31 October 2002, the contract having been signed with Precor's parent company, Illinois Tool Works Inc., on 3 October 2002. The debt-free purchase price was 166 million US dollars. Precor was consolidated into the Group on 1 November 2002.

Precor manufactures technically advanced low-impact fitness equipment that boosts the effectiveness of aerobic exercise and makes working out more enjoyable. The company's product range includes elliptical cross-trainers, treadmills, stationary cycles, climbers, stretch trainers and strength training systems.

The fitness sector grew in the United States during 2002. At wholesale prices the sector achieved a new record, USD 3.8 billion, and was the largest business segment in the sports equipment industry (SGMA International 2003: The State of the Industry). Low-impact elliptical fitness equipment was the fastest growing product group. Demand for fitness clubs and equipment grew somewhat in Asia Pacific and was flat in Europe.

Precor's net sales grew by 14% to EUR 202.4 million*. Operating profit was EUR 23.4 million. The strongest growth was in sales of elliptical fitness equipment, which increased by as much as 16%. Precor's share of the US market for elliptical fitness equipment in clubs and institutions was 47%.

North American sales were 18% up on the previous year and accounted for 78% of net sales. In North America 57% of Precor's equipment was sold to gyms, fitness clubs, hotels, schools, hospitals and other public facilities. Equipment intended for home use accounted for 43% of total sales. Precor's home-use equipment is positioned in the upper price bracket of the home equipment segment, and its distribution is restricted to specialist stores.

Sales remained at the previous year's level outside North America where Precor sells its fitness equipment mainly to gyms.

KEY INDICATORS	2002
EUR million	
Net sales*)	202.4
Operating profit*)	23.4
% of net sales	11.6
Return on capital employed (ROCE), %	76.5

*) The figures presented in the table and text are pro forma. Precor's result is included in the consolidated financial statements from 1 November 2002.

Most of Precor's fitness equipment is manufactured at the Company's Seattle factory in the United States. At the end of the year Precor employed 464 people, of whom 388 were working in the United States.

In 2003 the fitness sector is expected to continue growing in all key markets. Further growth is expected in the popularity of elliptical fitness equipment and especially in equipment sales to gyms. This positive trend is expected to promote sales of Precor's products. Precor has good growth opportunities outside North America. Indeed, building up the business outside the USA is one of the key challenges for the coming year, and Amer Sports' sales and distribution organisation will be used in this connection whenever possible. The Fitness Equipment Division's net sales and operating profit are thus expected to grow in the year ahead.

RESEARCH AND DEVELOPMENT >>


PRECOR

PRECOR INVESTS HEAVILY IN R&D AND HOLDS OVER 170 PATENTS. IN 2002 PRODUCT DEVELOPMENT EXPENSES WERE EUR 9.6 MILLION, AND THE R&D DEPARTMENT HAD A STAFF OF 40.

PRECOR'S MARKET SHARES	2002
In the US	
Fitness equipment, clubs and institutions	10%


2
1

US MARKET
EUR 3.7 billion
(wholesale)
1 Home use 78%
2 Clubs and institutions 22%


2
1

PRECOR
2002 NET SALES
1 Clubs and institutions 65%
2 Home use 35%


2
1

PRECOR
2002 NET SALES
1 North America 78%
2 Other 22%

GAME IMPROVEMENT PRODUCTS

AMER SPORTS' PRODUCT STRATEGY IS BASED ON TECHNICALLY ADVANCED PRODUCTS THAT IMPROVE THE PERFORMANCE OF ACTIVE SPORTS PARTICIPANTS, DEVELOPED IN COLLABORATION WITH PROFESSIONAL ATHLETES, MATERIAL MANUFACTURERS AND CONSUMERS. AS A RESULT OF SUCCESSFUL R&D PROGRAMMES, NEW PRODUCT INTRODUCTIONS INCLUDE SPORTS EQUIPMENT FEATURING UNIQUE SOLUTIONS FOR THE BENEFIT AND PLEASURE OF SPORTS PARTICIPANTS.



The new **Triad** tennis racquets are up to 10% lighter and produce as much as 15% more power than the earlier models thanks to the new Decometric® profile of the hoop and handle. The tri-component design maximises comfort and reduces vibration caused by racquet-ball impact. In a one-piece racquet, vibration is transmitted directly from the racquet head to the handle. The hoop and handle of a Triad racquet are separated by Iso-Zorb™, which stops up to 60% of the vibration from ever reaching the player.



In the new Deep Red II series of drivers the centre of gravity has been lowered and moved 40% further back than in the earlier models. This helps the ball achieve the optimal trajectory. The new club is available in two models: the **Deep Red II Tour** for skilled players and the forgiving **Deep Red II Distance** for higher handicappers. The size of the Tour model's club head is 350 cc, while that of the Distance model is 400 cc. In both models the club face is thin and responsive, and in the case of the Distance model it has been made even bigger than before. New Deep Red II Tour irons and fairway woods will also be introduced to the market during 2003.



The top speed of the **C966 Low Impact Treadmill** is over 25 kilometres per hour. The incline can be adjusted between 3 degrees downhill and 15 degrees uphill. The treadmill features Ground Effects® technology, which reduces the impact on the feet and makes walking and running on the treadmill seem natural. That natural feel is enhanced by Integrated Footplant technology, which preserves the user's natural gait by adjusting to foot speed changes that occur with each step.



Beta Puls is the next stage in the development of Beta Technology, which enables today's short, wide-bodied alpine skis to have a soft flex but be at the same time torsionally stable. Beta Puls Titanium transmits power to the tip and tail of the ski and gives better hold on icy slopes. Beta Puls will be introduced to the C:11, C:9, R:11 and R:10 models for the 2003/2004 season.


2.30.5
73 km/h

The **Suunto S6** wristop computer for alpine skiing and snowboarding gives its user a diverse range of information on performance and the skiing environment. The S6 measures altitude, slope gradient, speed, compass bearing and air pressure, and the PC interface enables a more in-depth analysis of recorded performance data. At suuntosports.com skiers and snowboarders worldwide can share information and compare notes with other like-minded enthusiasts.


hea 214°
12 kt
H7°
enter
SUUNTO

Suunto M9 provides the mariner with important sailing and navigation data in an easy-to-use, mobile instrument. The M9 adapts itself to each particular situation and provides relevant information so that the user can concentrate on making the right decisions. Data registered and stored while in action can be downloaded from M9 to a PC for later analysis. Suuntosports.com opens a door to an Internet community where M9 users all over the world can share information with one another.



Wilson A650 SOG™ is a slip-on baseball glove designed especially for young league players. It fits on the hand without any straps or other adjustments, moulding itself to the player's hand for greater comfort and control. X-Web combines the flexibility of an open web with the ruggedness of a closed web. A soft leather outer shell provides durability and a game-ready feel.


HALF HALF

DeMarini F2 Half and Half is a softball bat in which the head and shaft are made of different materials. The ultra-light composite shaft combined with the aluminium head helps the player to hit the ball further using less power.



Ski Cross is a new and spectacular alpine sport in which head-to-head starts, jumps and overtaking guarantee plenty of exciting action. Atomic's **SX:11** and **SX:9** Ski Cross skis are a hybrid mix of freeride and racing skis: they carve but are also extremely reactive, which maximizes acceleration after jumps and sharp turns. The characteristics of the boots are similar to those of racing boots. The skis feature a new Aerospeed topsheet and a Titanium Beta Profile.


Staff
TRUE
TOUR ELITE

The new version of the Wilson Staff True golf ball brought to market in 2002 flies as much as 6 metres further. Wilson Staff True balls are all perfectly balanced, the core and cover being manufactured of materials of the same weight. This gives the ball a consistent trajectory in addition to its accurate putting characteristics. The Dupont HPF polymer used in the core of the **True Tour Elite** and **True Tour V** models gives the ball a higher initial velocity. The new dimple pattern improves the ball's aerodynamic characteristics and the soft urethane cover ensures good feel.

TOBACCO

AMER TOBACCO'S MARKET POSITION IN FINLAND REMAINED STRONG. NET SALES INCREASED BY 10% TO EUR 114.4 MILLION. OPERATING PROFIT DECLINED BY 4% TO EUR 9.2 MILLION OWING TO PRICING PRESSURES AND INCREASED COSTS.

The Finnish cigarette market remained unchanged at 4.8 billion units. In addition to this the contraband trade was approximately 1.2 billion units. The cigar market grew to 85 million units. Sales of roll-your-own tobacco remained unchanged. The total retail value of the Finnish tobacco market was approximately EUR 1 billion.

Amer Tobacco's net sales grew by 10%. At the beginning of the financial year Amer Tobacco began tax-free shipments of Marlboro cigarettes to the Baltic Rim region. The popularity of cheaper brands especially in cigarettes and roll-your-own tobacco increased in Finland. The full-year result was adversely affected by higher raw material costs due to the weakness of the euro. The strengthening of the euro against the US dollar towards the end of the year came too late to improve profitability.

The company's share of the Finnish cigarette market was 74%. The best-selling cigarette brand, L&M, had a market share of 32%. The market shares of Marlboro and Belmont were 30% and 10%, respectively. Cigar sales continued to grow and the company's market share was 55%. The best-selling brand was Hofnar with a market share of 26%.

The Estonian subsidiary, Amer Tobacco AS, raised its market share to 13% (2001: 9%) thanks to the growing popularity of the Trend cigarette brand. The Company's net sales were EUR 3.5 million (2001: EUR 2.0 million).

In 2003 Amer Tobacco is expected to increase its net sales both in Finland and on the export market. Operating profit is expected to remain unchanged. Profitability will be boosted by the strengthening of the euro against the US dollar, but this will be offset to some extent by continued price competition in Finland. The contraband trade is expected to remain at least at its current level due to the heavy taxation of tobacco products in Finland.

KEY INDICATORS	2002	2001	Change
EUR million			
Gross sales	648.4	633.5	2%
Excise tax	418.3	415.1	1%
Net sales	114.4	103.9	10%
Operating profit	9.2	9.6	-4%
% of net sales	8.0	9.2	

Social responsibility

A total of EUR 524.8 million in taxes on Amer Tobacco's products was paid to the Finnish State. Taxes accounted for an average of 76% of retail cigarette prices, which is higher than the EU average.

Neither Amer Group Plc nor Amer Tobacco Ltd are involved in any litigation concerning tobacco products. According to the advance ruling issued by the Supreme Court in 2001 concerning the interpretation of the Compensation Act, manufacturers of tobacco products were not liable to pay compensation for diseases caused by smoking.

The Company recognises that smoking plays a causal role in the development of certain diseases such as lung cancer, larynx cancer and pulmonary emphysema. A far greater number of smokers than non-smokers develop these diseases.



88.3
93.5
95.4
103.9
114.4
98
99
00
01
02

NET SALES
EUR million

FINANCIAL STATEMENTS >>

SHARES AND SHAREHOLDERS 24
REPORT OF THE BOARD OF DIRECTORS 28
FIVE YEAR REVIEW 35
INCOME STATEMENT 36
CASH FLOW STATEMENT 37
BALANCE SHEET 38
NOTES TO THE FINANCIAL STATEMENTS 40
CALCULATION OF KEY INDICATORS 49
CORPORATE GOVERNANCE 50
FINANCIAL RISK MANAGEMENT 52
ENVIRONMENT AND SOCIAL RESPONSIBILITY 53
BOARD OF DIRECTORS' DIVIDEND PROPOSAL 54
AUDITORS' REPORT 55

Shares and share capital

Amer Group Plc has one publicly listed class of shares. The shares have no nominal value but the accounted counter value of each share is EUR 4.00.

According to its Articles of Association, the Company's minimum share capital is EUR 50 million and the maximum EUR 200 million. Amer Group Plc's Articles of Association can be found on the Group's website at www.amersports.com under Investor Relations/Share Information.

At the end of the financial year, the Company's paid up and registered share capital amounted to EUR 96,784,080, and the number of shares in issue was 24,196,020, of which 968,300 were owned by the Company. The shares held by the Company represented 4% of the total number of shares and votes. Own shares held by the Company do not have voting rights, and no dividend is payable in respect of them.

During the course of the year the Company's share capital was increased four times through subscriptions based on A/B warrants of the Company's 1998 warrant scheme: in January by EUR 82,800, in February by EUR 23,800, in June by EUR 196,800 and in July by EUR 17,000. The numbers of shares subscribed were 20,700, 5,950, 49,200 and 4,250, and the corresponding increases in share capital were registered on 30 January, 12 February, 12 June and 30 July, respectively. The new shares rank pari passu with existing shares from the registration date.

In January 2003, 20,000 new shares were registered, having been subscribed on 28 November 2002 on the basis of 1998 A/B warrants, and in February a further 10,500 shares will be registered, having been subscribed on 27 December 2002. The shares in question are entitled to any dividends payable in respect of the 2002 financial year. Other shareholder rights commence when the increase in share capital has been recorded in the trade register.

Amer Group shares are entered in the computerised book entry system for securities, which is administered by the Finnish Central Securities Depository Ltd (APK). APK is also the keeper of Amer Group's official list of shareholders.

Listings

Amer Group shares are listed on the Helsinki and London stock exchanges. In the United States, the Company has established an American Depository Receipt (ADR) facility with the Bank of New York, through which two depository receipts are equivalent to one Amer share.

Authorisations given to the Board of Directors

The Annual General Meeting held on 7 March 2001 authorised the Board to buy back and dispose of the Company's own shares, and to cancel such shares by directly reducing the Company's share capital. During 2002 the Board did not act on the basis of these authorisations, which expired on 7 March 2002.

The Annual General Meeting held on 21 March 2002 authorised the Board to dispose of a maximum of 1,200,000 own shares, representing 5% of the Company's registered share capital at that time. The Board may use the shares to the extent and in the manner it deems appropriate as payment when the Company purchases assets related to its business operations and as payment in any possible corporate acquisitions. The Board may also sell the Company's own shares in public trading on Helsinki Exchanges to procure funding for the Company's investments or possible corporate acquisitions. During 2002 the Board did not act on the basis of these authorisations, which will remain in force until 20 March 2003.

The Board of Amer Group Plc was not authorised to issue any new shares or convertible bonds or bonds with equity warrants during the year under review.

Warrant schemes

Amer Group has two warrant schemes designed to commit key personnel to the Group and give them an incentive to work for the long-term interests of the Company and to increase shareholder value.

- 1998 Warrant Scheme

In 1998 the Company introduced a scheme involving the issue of 850,000 warrants. Of the total number of warrants, 255,000 were designated A warrants, 255,000 B warrants and 340,000 C warrants. The subscription periods of the A, B and C warrants began on 1 January 2001, 1 January 2002 and 1 January 2003, respectively. In each case the subscription period ends on 31 March 2004. At the end of the review year a total of 69 persons were involved in the scheme.

The subscription price was EUR 19.51 a share when the warrant scheme was implemented. According to the terms and conditions of the issue, the amount of dividend distributed after 18 March 1998 but before the date of subscription will be deducted from the share subscription price. The subscription price at 31 December 2002 was EUR 16.65.

In 2001 the 1998 warrants were entered in the Finnish computerised book-entry system for securities. The A warrants began trading on the main list of Helsinki Exchanges on 25 June 2001. The B warrants were introduced to the main list and simultaneously combined with the A warrants as one security on 11 January 2002. The C warrants were similarly introduced and combined with the A/B warrants on 2 January 2003.

Taking account of the increases in registered share capital in January-February 2003, the Company's share capital may still increase by up to EUR 2.8 million, i.e. 701,000 new shares, as a result of 1998 warrant subscriptions.

- 2002 Warrant Scheme

The Annual General Meeting held on 21 March 2002 approved a new scheme involving the issue of 900,000 warrants. By the end of the year 303,331 of these warrants had been issued to key personnel of the Group in accordance with the terms and conditions of the issue on the basis of decisions made by the Board. The remainder of the warrants are held by Amera Oy of the Amer Group for the purpose of subsequent issue to key personnel specified by the Board. The Board decides on the number of warrants to be issued to key personnel.

One warrant may be exercised to subscribe one share of Amer Group Plc. According to the terms and conditions of the issue, the subscription price is EUR 32.36, which was the average trading-weighted price of the share on Helsinki Exchanges during the period 1 January - 15 February 2002 plus an increment of 10%. The subscription period begins on 1 January 2005 and ends on 31 December 2007. At the end of the year under review a total of 22 persons were involved in the 2002 warrant scheme.

– General

The warrants issued under both schemes may not be transferred to any third party, nor may they be pledged as security before the beginning of the subscription period without the consent of the Board. The warrants will be automatically transferred to Amera Oy in the event of a warrant-holder's employment or position in the Company coming to an end before the beginning of the share subscription period. This procedure is described in greater detail in the terms and conditions of the issues.

The terms and conditions of the 1998 and 2002 warrant schemes can be found on the Group's website at www.amersports.com under Investor Relations/Share Information.

Shares and warrants held by members of the Board

At 31 December 2002 the members of the Board of Amer Group owned a total of 806,403 shares (31 December 2001: 806,843), i.e. 3.33% (3.35%) of the shares and votes in issue.

The President holds warrants entitling him to subscribe 230,000 shares. Of these, 110,000 warrants belong to the 1998 scheme and the remaining 120,000 warrants to the 2002 scheme. At 31 December 2002, the President's warrants would represent 1% of all the issued shares and votes. Apart from the President of the Company, the other members of the Board do not come within the scope of the warrant schemes.

Share prices and trading

During 2002, a total of 10.9 million Amer Group shares valued at EUR 342.6 million were traded on the Helsinki Exchanges. On the London Stock Exchange 4.0 million shares worth EUR 126.9 million were traded. The trading volumes in Helsinki and London represented 45% and 17%, respectively (overall 62%), of the total number of shares in issue. The number of ADRs in issue at the end of the year was 188,906.

In Helsinki, Amer Group shares ended 2002 at EUR 34.90, representing an increase of 18% during the year. The 2002 share price high in Helsinki was EUR 40.00 and the low EUR 25.83. The average share price was EUR 31.48. The Helsinki Exchanges' portfolio index fell 16% during 2002.

The Company's market capitalisation, excluding own shares held by the Company, was EUR 810.6 million at the end of the year.

Shareholders

The Company had 10,689 registered shareholders at the end of 2002. Nominee registrations represented 54% of the total shares in issue at the year end (2001: 50%). Only shares recorded on the Company's official list of shareholders are entitled to vote at the Annual General Meeting.

Trading codes:

HEX:	AMEAS
Reuters:	AMEAS.HE
Bloomberg:	AMEAS.FH
ADR:	AGPDY, 023512205
ISIN:	FI0009000285
Lot:	50


217
490
680
683
811
98
99
00
01
02

MARKET CAPITALISATION
EUR million


33.2
19.6
18.1
17.9
14.9
98
99
00
01
02

TRADING OF SHARES
million shares


2,500
2,000
1,500
1,000
500
0
1/02
12/02

TRADING OF SHARES
1,000 shares


1
2
3
4
5
6

SHAREHOLDING IN AMER GROUP PLC, 31 DEC 2002

1 Outside Finland and nominees 57%
2 Households 15%
3 Non-profit organisations 6%
4 Banks and insurance companies 6%
5 Private companies 4%
6 Public sector entities 12%

TREND OF SHARE PRICES, HEX PORTFOLIO INDEX



6,000
5,000
4,000
3,000
2,000
1,000
0
1998
1999
2000
2001
2002
Amer
HPI

Base number 28 Dec 1990 = 1,000

Number of shares per shareholder at 31 December 2002	Shareholders	% of shareholders	Shares	% of shares
1-100	5,172	48.4	239,552	1.0
101-1,000	4,873	45.6	1,535,357	6.3
1,001-10,000	538	5.0	1,394,570	5.8
10,001-100,000	88	0.8	2,871,963	11.9
over 100,000	10	0.1	4,169,339	17.2
Nominee registrations	8	0.1	13,016,939	53.8
Own shares held by the Company			968,300	4.0
Total	10,689	100.0	24,196,020	100.0

MAJOR SHAREHOLDERS AT 31 DECEMBER 2002

		% of shares and votes	
	Shares	of shares in issue	less own shares
Brotherus Ilkka	800,000	3.3	3.4
Land and Water Technology Foundation	754,339	3.1	3.2
Ilmarinen Mutual Pension Insurance Company	654,250	2.7	2.8
Varma-Sampo Mutual Pension Insurance Company	638,050	2.6	2.7
Tukinvest Oy	369,000	1.5	1.6
The State Pension Fund	300,000	1.2	1.3
Suomi Mutual Life Assurance Company	205,000	0.8	0.9
Tapiola Mutual Pension Insurance Company	183,600	0.8	0.8
Odin Norden	140,100	0.6	0.6
Finnish Association of Graduates in Economics and Business Administration SEFE	125,000	0.5	0.5
Amer Cultural Foundation	99,257	0.4	0.4
The Finnish Local Government Pensions Institution	90,900	0.4	0.4
Fortum Pension Foundation	90,650	0.4	0.4
Pension Fund Polaris	90,000	0.4	0.4
Aurum Life Assurance Company Ltd	84,000	0.3	0.4
Odin Finland	83,200	0.3	0.4
Sitra, the Finnish National Fund for Research and Development	82,550	0.3	0.4
Nordea Optima.fi	81,200	0.3	0.3
Pohjola Non-Life Insurance Company Ltd	80,000	0.3	0.3
The LEL Employment Pension Fund	79,750	0.3	0.3
Nominee registrations	13,016,939	53.8	56.0
Own shares held by the Company	968,300	4.0	

SHARE CAPITAL AND PER SHARE DATA

EUR million	2002	2001	2000	1999	1998
Share capital	96.8	96.5	98.8	82.7	82.7
Number of shares in issue, million	24.2	24.1	24.7	24.3	24.3
Adjusted number of shares in issue, million	24.2	24.1	24.7	24.3	24.3
Adjusted average number of shares in issue, million	24.2	24.3	24.4	24.3	24.3
Adjusted number of shares in issue less own shares, million	23.2	23.1	24.3	24.3	24.3
Adjusted average number of shares in issue less own shares, million	23.2	23.6	24.3	24.3	24.3
Share issues					
Bonus issue	-	-	14.6	-	-
Targeted share issue	0.3	0.2	1.5	-	-
Decrease of share capital	-	2.5	-	-	-
Earnings per share, EUR	2.95 [1]	2.90	2.70	1.72	0.11
Equity per share, EUR	19.17	18.71	17.51	15.38	13.90
Total dividends	33.9 [3]	25.5	23.9	14.3	4.1
Dividend per share, EUR	1.40 [2]	1.10	1.00	0.59	0.17
Dividend % of earnings	49 [3]	37	37	34	148
Effective yield, %	4.0	3.7	3.6	2.9	1.9
P/E ratio	11.8	10.2	10.4	11.7	78.5
Market capitalisation	810.6	682.9	679.5	490.2	217.1
Share value, EUR					
Accounted counter-value	4.00	4.00	4.00	3.36	3.36
Share price low	25.83	21.00	18.10	8.50	7.90
Share price high	40.00	29.50	32.00	20.40	20.18
Average share price	31.48	25.61	27.56	14.31	15.55
Share price at closing date	34.90	29.50	28.00	20.15	8.86
Trading volume	469.5	458.3	499.2	281.0	534.2
1,000s	14,903	17,899	18,135	19,625	33,206
%	62	74	74	81	136
Number of shareholders	10,689	10,520	10,932	11,877	13,051

[1] Earnings per share diluted for the exercise of bonds with warrants EUR 2.91

[2] Proposal of the Board of Directors for 2002

[3] Proposal of the Board of Directors for 2002 (including own shares)

Calculation of key indicators, see page 49

Amer Group's operating profit continued to grow in 2002. Net sales were similar to previous year. Cash flow from operating activities was strong and the balance sheet remained healthy.

The global economy did not recover during the year and conditions in the sports equipment market were challenging. The Golf Division did, however, return to profitability, whilst Atomic increased its market share in the declining winter sports market and sustained its excellent level of profitability.

In the fourth quarter Amer Group expanded its operations into the fitness equipment market with the acquisition of Precor in the United States.

Net sales and results

The Group's net sales were EUR 1,101.9 million (2001: EUR 1,099.8 million). The acquisition of the US fitness equipment manufacturer Precor in October boosted net sales in 2002 by EUR 39.5 million whilst foreign exchange rate movements reduced net sales by an estimated EUR 38 million, due mainly to the strengthening of the euro against the US dollar. Precor is included in Amer Group's consolidated financial statements from 1 November 2002.

Geographically, 51% of net sales were generated in North America, 37% in Europe, 5% in Japan, 3% in Asia Pacific and 4% from the rest of the world. Sales rose by 3% in Europe, but declined by 1% in North America, 7% in Japan, 3% in Asia Pacific and 2% from the rest of the world.

The Group's operating profit amounted to EUR 103.0 million (2001: EUR 98.6 million), representing 9.3% (9.0%) of net sales. The new Fitness Equipment Division boosted operating profit by EUR 5.1 million (after goodwill amortisation). Profit before extraordinary items and taxes totalled EUR 95.6 million (2001: EUR 89.3 million) and net profit was EUR 68.5 million (2001: EUR 68.5 million). Earnings per share were EUR 2.95 (2001: EUR 2.90). 2001 operating profit included a gain of USD 8 million following the settlement of certain patent infringement lawsuits in the United States.

Net financing expenses decreased by 20% to EUR 7.4 million (2001: EUR 9.3 million), representing 0.7% of net sales.

Taxes for the 2002 financial year were EUR 26.5 million (2001: EUR 20.5 million). The tax rate rose from 23% to 28%.

Return on capital employed (ROCE) increased from 17.0% to 18.3%. Return on equity decreased from 15.6% to 15.5%.

Q4 results

The Group's Q4 net sales were EUR 266.1 million (2001: EUR 244.5 million). Precor was consolidated into Amer Group on 1 November 2002. Precor's net sales in November and December were EUR 39.5 million.

The Group's Q4 operating profit was EUR 25.8 million (2001: EUR 17.0 million), of which Precor accounted for EUR 5.1 million (after goodwill amortisation). Operating profit was also boosted by the Golf Division's improved results. Profit before extraordinary items and taxes was EUR 23.6 million (2001: EUR 15.5 million).

The high season for the Winter Sports Division has a significant bearing on Amer Group's Q4 performance. Snow conditions were poor at many ski resorts in the Alps, which reduced the volume of re-orders. Atomic's net sales declined by 4% and operating profit remained unchanged.


746
826
1,087
1,100
1,102
98
99
00
01
02

NET SALES
EUR million


22.3
58.5
94.9
98.6
103.0
98
99
00
01
02

OPERATING PROFIT
EUR million


5.4
43.5
77.5
89.3
95.6
98
99
00
01
02

PROFIT BEFORE EXTRAORDINARY ITEMS
EUR million

Divisional reviews

The Racquet Sports Division's net sales in 2002 were EUR 243.9 million (2001: EUR 264.8 million). Operating profit was EUR 25.6 million (2001: EUR 26.1 million). Comparable net sales in local currencies fell by 3%, while operating profit rose by 4%. Wilson retained its strong position as the No. 1 brand in tennis equipment with a global market share of 35% in tennis racquets and 22% in tennis balls.

The Golf Division made an operating profit of EUR 7.1 million (2001: loss of EUR 3.3 million) on net sales of EUR 213.3 million (2001: EUR 235.9 million). Comparable net sales in local currencies declined by 5%. Sales of clubs in the higher price point category rose substantially, and profitability improved thanks to the lower cost level achieved by the cost-cutting measures taken in 2001. Sales of golf balls weakened amidst fierce competition and there was a slight contraction in Wilson's market share.

The Team Sports Division's net sales were EUR 203.9 million (2001: EUR 204.7 million) and its operating profit was EUR 24.0 million (2001: EUR 24.2 million). Comparable net sales in local currencies rose by 6%. Sales of baseball gloves were up 21%.

In addition to sales of racquet sports, golf and team sports equipment, global sales of other products manufactured under licence from Wilson totalled approximately EUR 150 million.

Snow conditions during the 2001/2002 winter sports season were poor in several key European markets, and many ski resorts suffered from a lack of snow at the beginning of the 2002/2003 season. Nevertheless, the Winter Sports Division's net sales rose slightly to EUR 201.6 million (2001: EUR 199.3 million). Operating profit was almost unchanged at EUR 39.6 million (2001: EUR 40.2 million). Sales of alpine skis rose by 6%. Geographically, the fastest growth was in the United States, 9%.

Suunto's net sales rose slightly to EUR 85.3 million (2001: EUR 83.4 million). Operating profit was EUR 10.5 million (2001: EUR 10.1 million). Sales of wristop computers rose by 20% and diving instruments by 7%. Wristop computers and diving instruments accounted for 60% of Suunto's net sales.

Amer Tobacco's net sales increased by 10% to EUR 114.4 million (2001: EUR 103.9 million). Operating profit fell by 4% to EUR 9.2 million (2001: EUR 9.6 million). At the beginning of the year the company began shipments of tax-free Marlboro cigarettes to the Baltic Rim region. The company paid excise duty of EUR 418.3 million on cigarettes.

Acquisition of Precor

In October, Amer Group acquired the US fitness equipment manufacturer Precor Inc. and its sales companies. Precor was consolidated into the Group on 1 November 2002. Precor and its businesses now form Amer Group's Fitness Equipment Division.

The acquisition agreement was signed with Precor's parent company, Illinois Tool Works Inc., on 3 October 2002 and the deal was completed on 31 October 2002. The final debt-free purchase price was USD 166 million, which was paid in cash. The transaction gave rise to goodwill on consolidation amounting to USD 144 million, which will be amortised over 20 years.

The acquisition was financed using the Group's own cash resources and short-term bridge financing. In January 2003 this was replaced by long-term bank funding.

Capital expenditure

The Group's gross capital expenditure on fixed assets totalled EUR 24.1 million (2001: EUR 24.2 million), broken down by division as follows: Wilson EUR 12.3 million, Atomic EUR 6.4 million, Suunto EUR 2.3 million, Amer Tobacco EUR 1.7 million and Precor EUR 0.5 million. Investments in production and logistics accounted for most of the expenditure.

Amer Sports Europe Services GmbH built a logistics centre at Überherrn in Germany. The new facility was completed in December at a cost of EUR 5.3 million. Since January 2003 Suunto's shipments to all the main European markets have been handled directly from Überherrn. Shipments of racquet sports and team sports equipment from Überherrn will begin in spring 2003. The central warehousing facility at Nashville in the United States was also enlarged during the year at a cost of EUR 3.6 million.

Income from sales of real estate shares and other fixed assets totalled EUR 14.7 million.

Research and development

R&D expenditure amounted to EUR 23.9 million, representing 2.2% of net sales. Of this total, EUR 11.9 million related to Wilson, EUR 5.3 million to Atomic, EUR 5.0 million to Suunto and EUR 1.7 million to Precor.

Finance

The equity ratio at the end of the year was 45.6% (2001: 50.7%), and gearing was 47% (2001: 26%). The Group's year-end net debt totalled EUR 209.9 million (2001: EUR 114.5 million). The Group's financial position and liquidity remained strong.

Personnel

The number of Amer Group employees rose by 205 from 3,734 to 3,939 during 2002. The average number of employees during 2002 was 3,827 (2001: 4,015). The year-end total number of people employed in Precor, which was acquired in October, was 464. The year-end total numbers of employees in the other Group divisions were as follows: Wilson 1,872 (2001: 2,125), Atomic 636 (2001: 633), Suunto 577 (2001: 575) and Amer Tobacco 346 (2001: 356). The Parent Company, Amer Group Plc, had 44 (2001: 45) employees at the end of the year with an average of 45 (2001: 45) during the year.

At the end of the year, the number of employees totalled 1,578 in the United States, 686 in Finland, 540 in Austria and 1,135 in the rest of the world.

During the year the Board of Directors approved a new incentive scheme, the details of which are described on pages 50–51.

The Parent Company's Board of Directors and Auditors

At the Annual General Meeting on 21 March 2002 it was resolved that the Board of Directors would consist of six members. Mr Felix Björklund, whose term was scheduled to expire, was re-elected for the term 2002-2004. Mr Ilkka Brotherus (term 2000-2002), Mr Pekka Kainulainen (term 2001-2003), Mr Tuomo Lähdesmäki (term 2000-2002), Mr Timo Maasilta (term 2000-2002) and Mr Roger Talermo (term 2001-2003) continued to serve as Board Members. At its first meeting the new Board of Directors elected Mr Pekka Kainulainen as Chairman and Mr Ilkka Brotherus as Vice Chairman.

PricewaterhouseCoopers Oy, Authorised Public Accountants, were elected Auditors of the Company, with the auditor in charge being Mr Göran Lindell, A.P.A.

Shares

The Company had 10,689 registered shareholders at the end of the year. Nominees accounted for 54% of the total shares in issue (50%).

Amer's share price performed favourably during the year. The share price rose 18%, compared with a 16% fall in the HEX portfolio index in Helsinki and a 39% decline in the FTSE 30 index in London. Altogether 62% of the shares in issue changed hands, with 10.9 million shares or 45% being traded on the Helsinki Exchanges, and 4.0 million or 17% on the London Stock Exchange. The share price was at its lowest in October and at its highest in May. In Helsinki, the share price high was EUR 40.00 and the low EUR 25.83, averaging EUR 31.48.

During the year a total of 80,100 new shares subscribed on the basis of 1998 A/B warrants were registered. In November-December a total of 30,500 shares were subscribed. Of these, 20,000 were registered on 15 January 2003 and 10,500 will be registered in February 2003. After the corresponding increases in share capital, the number of shares that can still be subscribed on the basis of the 1998 warrant scheme is 701,000.

The subscription period for the B warrants began on 1 January 2002. The B warrants were listed on Helsinki Exchanges and simultaneously combined with the A warrants as one security on 11 January 2002. The subscription period for the C warrants began on 1 January 2003, and these were similarly listed and combined with the A/B warrants on 2 January 2003.

The Annual General Meeting held on 21 March 2002 approved a new warrant scheme. By the end of the subscription period all 900,000 warrants of the 2002 scheme had been subscribed. The subscription period was 10 April – 30 June 2002. Each warrant has the right to subscribe for one share of Amer Group Plc. The share subscription period is 1 January 2005 – 31 December 2007 and the subscription price is EUR 32.36.

The 2002 Annual General Meeting also approved a proposal to authorise the Board of Directors to sell and dispose of Amer Group shares held by the Company. The authorisation applies to a maximum of 1,200,000 Amer shares, representing 5% of the Company's registered share capital as of 21 March 2002. During 2002 the Board did not act on the basis of these authorisations, which will remain in force until 20 March 2003. At the end of the year the Company held 968,300 own shares, representing 4% of the share capital and votes.


0.11
1.72
2.70
2.90
2.95
98
99
00
01
02
EARNINGS PER SHARE, EUR


0.7
11.4
16.1
15.6
15.5
98
99
00
01
02
RETURN ON SHAREHOLDERS' EQUITY, %


4.6
12.0
15.8
16.8
17.8
98
99
00
01
02
RETURN ON INVESTMENT, %


3.0
7.1
8.7
9.0
9.3
98
99
00
01
02
OPERATING PROFIT % OF NET SALES

At the end of the year, the number of the shares in issue was 24,196,020 and the share capital totalled EUR 96,784,080. The Company's year-end market capitalisation, excluding its own shares held, stood at EUR 810.6 million.

At the end of the year under review the Board of Directors had no outstanding authorisations to issue shares.

Events after the end of the financial year

In January 2003 Suunto announced that it had started co-operation with Microsoft. As a result of the co-operation Suunto will launch a new Suunto n-series of wristop computers that use wireless technology to receive short messages and user-specific information from the Internet. Radio frequencies will be used in the data transmission. The instruments will also possess the features of sports wristops such as a timer, altimeter and heart rate monitor. The Suunto n-series will be launched in North America at the end of 2003.

Introduction of IAS rules

The Commission of the European Union has ruled that all EU listed companies must prepare their consolidated financial statements in accordance with International Accounting Standards (IAS) by 2005 at the latest. Amer Group plans to switch to IAS in 2004.

Outlook for 2003

The outlook for the global economy and the sports equipment market in 2003 remains clouded by uncertainty. However, demand for sports equipment is strongly influenced by sports-related factors as well as the economic situation. These factors include trends in the active following of individual sports and new innovations in sports equipment. Amer Group's operations are balanced by its broad portfolio of sports and its presence in all key markets.

Global demand for tennis, golf and team sports equipment is expected to remain flat in 2003. Fierce competition is expected to continue on the golf equipment market. Demand for winter sports equipment will weaken due to poor early season snow conditions in many key markets. The growth in demand for sports instruments and fitness equipment is expected to continue.

Amer Group has set itself the goal of becoming the world's No 1 sports equipment company. With a strong cash flow from operating activities and a strong balance sheet as well as a good position in the sports equipment market, Amer Group has a firm foundation to advance the strategic development of its businesses. Amer Group's net sales and operating profit are expected to grow in 2003.

Dividend proposal

Amer Group pursues a progressive dividend policy reflecting its results, with the objective of distributing a dividend of at least one third of annual net profits. The Board of Directors will therefore propose to the Annual General Meeting that a dividend of EUR 1.40 (2001: EUR 1.10) per share be paid for the 2002 financial year, representing 49% of profit for the financial year.

NET SALES BY BUSINESS AREAS

EUR million	2002	%	2001	Change %
Racquet Sports	243.9	22	264.8	-8
Golf	213.3	19	235.9	-10
Team Sports	203.9	19	204.7	
Winter Sports	201.6	18	199.3	1
Sports Instruments	85.3	8	83.4	2
Fitness Equipment	39.5	4	-	-
Tobacco	114.4	10	103.9	10
	1,101.9		1,092.0	1
Sold operations	-		7.8	
Total	1,101.9	100	1,099.8	

OPERATING PROFIT BY BUSINESS AREAS

EUR million	2002	% of net sales	2001	% of net sales
Racquet Sports	25.6	10	26.1	10
Golf	7.1	3	-3.3	-
Team Sports	24.0	12	24.2	12
Winter Sports	39.6	20	40.2	20
Sports Instruments	10.5	12	10.1	12
Fitness Equipment	6.3	16	-	-
Tobacco	9.2	8	9.6	9
Headquarters	-9.2	-	0.3	-
Group goodwill	-10.1	-	-9.3	-
	103.0	9	97.9	9
Sold operations	-		0.7	9
Total	103.0	9	98.6	9

GEOGRAPHIC BREAKDOWN OF NET SALES

EUR million	2002	%	2001	Change %
North America	558.5	51	562.1	-1
Finland	109.5	10	114.7	-5
Rest of Europe	296.0	27	278.8	6
Japan	56.2	5	60.6	-7
Asia Pacific	34.8	3	35.9	-3
Other	46.9	4	47.7	-2
Total	1,101.9	100	1,099.8	

PERSONNEL BY BUSINESS AREAS

	Average 2002	Average 2001	At year end 2002	At year end 2001
Wilson	2,026	2,363	1,872	2,125
Atomic	752	647	636	633
Suunto	569	568	577	575
Precor	77	-	464	-
Tobacco	358	362	346	356
Headquarters	45	45	44	45
	3,827	3,985	3,939	3,734
Sold operations	-	30	-	-
Total	3,827	4,015	3,939	3,734

PERSONNEL BY COUNTRIES

	At year end 2002	At year end 2001
USA	1,578	1,418
Finland	686	675
Austria	540	601
Canada	231	269
UK	168	129
Germany	117	68
Mexico	95	81
Japan	81	78
France	63	66
Malta	53	57
Other	327	292
Total	3,939	3,734



49
44
47
51
46
98
99
00
01
02

EQUITY RATIO, %



38
39
35
26
47
98
99
00
01
02

GEARING, %



13.0
78.7
57.2
24.2
192.5
98
99
00
01
02

CAPITAL EXPENDITURE
EUR million

☐ Acquisitions ■ Other



3,595
4,223
4,327
3,734
3,939
98
99
00
01
02

PERSONNEL AT YEAR END

QUARTERLY NET SALES

EUR million	2002 IV	2002 III	2002 II	2002 I	2001 IV	2001 III	2001 II	2001 I
Racquet Sports	39.3	60.2	70.6	73.8	48.2	73.1	74.1	69.4
Golf	28.5	39.2	79.4	66.2	38.0	47.5	89.9	60.5
Team Sports	41.9	41.4	48.6	72.0	41.9	45.6	49.1	68.1
Winter Sports	65.4	93.8	11.3	31.1	68.2	91.6	11.1	28.4
Sports Instruments	23.5	17.7	22.6	21.5	22.1	18.4	23.0	19.9
Fitness Equipment	39.5	-	-	-	-	-	-	-
Tobacco	28.0	31.3	30.3	24.8	26.1	28.3	27.3	22.2
	266.1	283.6	262.8	289.4	244.5	304.5	274.5	268.5
Sold operations	-	-	-	-	-	-	0.1	7.7
Total	266.1	283.6	262.8	289.4	244.5	304.5	274.6	276.2

QUARTERLY OPERATING PROFIT

EUR million	2002 IV	2002 III	2002 II	2002 I	2001 IV	2001 III	2001 II	2001 I
Racquet Sports	3.2	6.6	9.5	6.3	2.5	8.7	8.3	6.6
Golf	-3.6	-2.1	12.9	-0.1	-6.3	-3.6	11.3	-4.7
Team Sports	3.2	2.5	6.6	11.7	4.4	1.9	6.5	11.4
Winter Sports	16.6	31.3	-6.8	-1.5	16.8	28.4	-5.2	0.2
Sports Instruments	3.7	2.1	3.1	1.6	2.2	2.3	3.2	2.4
Fitness Equipment	6.3	-	-	-	-	-	-	-
Tobacco	1.9	2.3	3.3	1.7	2.1	2.6	2.9	2.0
Headquarters	-2.1	-1.9	-3.1	-2.1	-2.4	-4.3	8.9	-1.9
Group goodwill	-3.4	-2.1	-2.3	-2.3	-2.3	-2.3	-2.3	-2.4
	25.8	38.7	23.2	15.3	17.0	33.7	33.6	13.6
Sold operations	-	-	-	-	-	-	-0.1	0.8
Total	25.8	38.7	23.2	15.3	17.0	33.7	33.5	14.4

EUR million	2002	Change %	2001	2000	1999	1998
Net sales	1,101.9		1,099.8	1,086.6	825.7	745.5
Overseas sales	992.4	1	985.1	967.9	736.5	660.3
Depreciation	34.4	-1	34.9	38.8	33.0	29.5
Research and development costs	23.9	5	22.8	21.3	10.9	11.0
% of net sales	2		2	2	1	1
Operating profit	103.0	4	98.6	94.9	58.5	22.3
% of net sales	9		9	9	7	3
Net financing expenses	-7.4	-20	-9.3	-17.4	-15.0	-16.9
% of net sales	1		1	2	2	2
Profit before extraordinary items	95.6	7	89.3	77.5	43.5	5.4
% of net sales	9		8	7	5	1
Profit before taxes	95.6	7	89.3	77.5	43.5	2.7
% of net sales	9		8	7	5	-
Taxes	26.5	29	20.5	11.6	1.9	2.8
Capital expenditure	192.5		24.2	57.2	78.7	13.0
% of net sales	17		2	5	10	2
Divestments	14.7	16	12.7	15.1	5.2	10.8
Fixed assets	509.8	17	435.8	448.6	417.9	345.6
Inventories	156.4	1	155.2	161.3	141.7	132.5
Receivables	308.2	9	282.4	282.0	245.8	186.3
Liquid funds	33.1	16	28.5	40.6	69.8	50.4
Shareholders' equity and minority interest	473.4	1	469.3	448.8	384.3	348.1
Interest-bearing liabilities	243.0	70	143.0	195.2	221.5	181.8
Interest-free liabilities	291.1	1	289.6	288.5	269.4	184.9
Balance sheet total	1,007.5	12	901.9	932.5	875.2	714.8
Return on investment (ROI), %	17.8		16.8	15.8	12.0	4.6
Return on shareholders' equity (ROE), %	15.5		15.6	16.1	11.4	0.7
Equity ratio, %	46		51	47	44	49
Debt to equity ratio	0.5		0.3	0.4	0.6	0.5
Gearing, %	47		26	35	39	38
Average personnel	3,827	-5	4,015	4,379	3,834	3,990
Average personnel outside Finland	3,135	-6	3,318	3,661	3,429	3,587

Calculation of key indicators, see page 49

INCOME STATEMENT

EUR million	Note	CONSOLIDATED 2002	CONSOLIDATED 2001	PARENT COMPANY 2002	PARENT COMPANY 2001
NET SALES		1,101.9	1,099.8	-	-
Change in inventories of finished goods increase (+), decrease (-)		-7.8	-1.1	-	-
Production for own use		12.7	18.8	-	-
Share of the associated companies' profit		-	-1.9	-	-
Other operating income		7.7	20.7	12.7	9.5
EXPENSES					
Materials and supplies:					
Purchases during the period		533.0	556.4	-	-
Increase (-) or decrease (+) in inventories		-11.0	8.1	-	-
External charges		29.0	14.5	-	-
Total materials and supplies		551.0	579.0	-	-
Wages, salaries and social expenditure	1)	195.7	204.0	5.2	4.5
Depreciation	2)	34.4	34.9	0.8	0.8
Other expenses		230.4	219.8	7.2	9.7
Total expenses		1,011.5	1,037.7	13.2	15.0
OPERATING PROFIT/LOSS		103.0	98.6	-0.5	-5.5
Financing income and expenses	3)	-7.4	-9.3	65.0	62.8
PROFIT BEFORE EXTRAORDINARY ITEMS		95.6	89.3	64.5	57.3
Extraordinary items	4)	-	-	-	4.9
Group contribution		-	-	11.9	32.3
PROFIT BEFORE APPROPRIATIONS AND TAXES		95.6	89.3	76.4	94.5
Appropriations		-	-	0.7	0.1
Taxes	5)	-26.5	-20.5	0.2	-20.4
Minority interest		-0.6	-0.3	-	-
NET PROFIT FOR THE PERIOD		68.5	68.5	77.3	74.2

CASH FLOW STATEMENT

EUR million	CONSOLIDATED 2002	2001	PARENT COMPANY 2002	2001
CASH FLOW FROM OPERATING ACTIVITIES				
Operating profit/loss	103.0	98.6	-0.5	-5.5
Depreciation	34.4	34.9	0.8	0.8
Other income and expenses not involving cash payments	-1.4	-6.2	-8.9	-4.5
Cash flow from operating activities before change in working capital	136.0	127.3	-8.6	-9.2
Increase (-) or decrease (+) in inventories	-5.2	9.1	-	-
Increase (-) or decrease (+) in short-term trade receivables	-11.8	3.2	0.9	-1.2
Increase (+) or decrease (-) in interest-free short-term liabilities	1.6	-12.8	0.3	2.6
Change in working capital	-15.4	-0.5	1.2	1.4
Cash flow from operating activities before financing items and taxes	120.6	126.8	-7.4	-7.8
Paid interest	-8.1	-15.3	-12.7	-14.1
Interest received from operations	3.2	3.2	2.7	2.0
Paid direct taxes	-25.7	-21.5	-9.8	-12.9
Financing items and taxes	-30.6	-33.6	-19.8	-25.0
Total cash flow from operating activities	90.0	93.2	-27.2	-32.8
CASH FLOW FROM INVESTING ACTIVITIES				
Company acquisitions 23)	-168.4	-	-	-
Company disposals	-	23.2	-	-
Investments in fixed assets	-24.1	-24.2	-0.9	-0.4
Income from sale of fixed assets	1.2	0.6	0.1	0.1
Other long-term investments	-	-	-88.1	-0.7
Income from sale of other long-term investments	13.5	12.1	13.5	12.1
Loans granted	-	-	-	-1.0
Interest received from investments	-	0.1	-	-
Dividends received from investments	-	-	17.1	24.6
Cash flow from investing activities	-177.8	11.8	-58.3	34.7
CASH FLOW FROM FINANCING ACTIVITIES				
Issue of shares	1.4	1.2	1.4	1.2
Repurchases of own shares	-	-31.1	-	-31.1
Change in short-term loans	158.0	3.2	126.8	30.3
Withdrawals of long-term loans	2.0	-	2.0	-
Current repayments of long-term loans	-46.7	-64.5	-45.0	-59.0
Change in short-term receivables	-8.4	-0.4	-18.8	48.8
Dividend distribution	-25.9	-23.9	-25.6	-23.9
Group contribution received	-	-	32.3	20.1
Other financing items *)	14.8	-2.6	11.8	-2.6
Cash flow from financing activities	95.2	-118.1	84.9	-16.2
CHANGE IN LIQUID FUNDS	7.4	-13.1	-0.6	-14.3
Liquid funds				
Liquid funds at year end	33.1	28.5	5.1	5.7
Liquid funds at year beginning	25.7	41.6	5.7	20.0
Change in liquid funds	7.4	-13.1	-0.6	-14.3

The above figures cannot be directly traced from the balance sheet due to acquisitions/divestments of subsidiaries and changes in rates of exchange.

*) Including for example cash flow from hedging intercompany balance sheet items

EUR million	Note	CONSOLIDATED 2002	CONSOLIDATED 2001	PARENT COMPANY 2002	PARENT COMPANY 2001
ASSETS					
FIXED ASSETS AND OTHER LONG-TERM INVESTMENTS	8)				
INTANGIBLE FIXED ASSETS	6)				
Intangible rights		14.8	12.9	-	0.1
Goodwill		312.1	208.1	-	-
Other capitalised expenditure		6.1	6.9	-	-
		333.0	227.9	-	0.1
TANGIBLE FIXED ASSETS	6)				
Land and water		15.5	18.6	3.2	2.3
Buildings and constructions		61.3	78.7	14.9	15.5
Machinery and equipment		47.5	51.1	0.3	0.4
Other tangible fixed assets		0.7	0.6	0.6	0.6
Advances paid and construction in progress		1.5	2.9	-	-
		126.5	151.9	19.0	18.8
OTHER LONG-TERM INVESTMENTS					
Investments in subsidiaries	7)	-	-	353.3	221.7
Investments in associated companies	7)	1.9	2.3	1.7	2.0
Other bonds and shares		4.1	4.0	3.8	3.9
Deferred tax assets	9)	14.7	19.1	-	-
Other receivables		4.7	5.7	1.5	2.0
Investments in own shares	10)	24.9	24.9	24.9	24.9
		50.3	56.0	385.2	254.5
TOTAL FIXED ASSETS AND OTHER LONG-TERM INVESTMENTS		509.8	435.8	404.2	273.4
CURRENT ASSETS					
INVENTORIES					
Raw materials and consumables		34.9	37.5	-	-
Work in progress		5.8	7.2	-	-
Finished goods		110.9	110.5	-	-
Advances		4.8	-	-	-
		156.4	155.2	-	-
RECEIVABLES					
Accounts receivable		251.1	236.7	0.1	0.2
Receivables from subsidiaries	11)	-	-	345.7	360.9
Loans receivable		0.6	0.8	-	-
Deferred tax assets	9)	9.6	18.5	-	-
Other receivables		17.0	10.1	0.4	0.6
Prepaid expenses and accrued income	12)	29.9	16.3	16.9	1.0
		308.2	282.4	363.1	362.7
MARKETABLE SECURITIES					
Other securities		-	1.5	-	1.5
CASH AND CASH EQUIVALENTS		33.1	27.0	5.2	4.3
TOTAL CURRENT ASSETS		497.7	466.1	368.3	368.5
ASSETS		1,007.5	901.9	772.5	641.9

EUR million	Note	CONSOLIDATED 2002	CONSOLIDATED 2001	PARENT COMPANY 2002	PARENT COMPANY 2001
SHAREHOLDERS' EQUITY AND LIABILITIES					
SHAREHOLDERS' EQUITY	13)				
Share capital		96.8	96.5	96.8	96.5
Share issue		0.2	0.1	0.2	0.1
Premium fund		181.6	180.5	181.6	180.5
Revaluation fund		2.9	2.9	-	-
Fund for own shares		24.9	24.9	24.9	24.9
Retained earnings		95.3	84.7	83.2	34.5
Net profit for the period		68.5	68.5	77.3	74.2
TOTAL SHAREHOLDERS' EQUITY		470.2	458.1	464.0	410.7
MINORITY INTEREST		3.2	11.2	-	-
ACCUMULATED APPROPRIATIONS					
Accumulated depreciation in excess of plan	14)	-	-	0.7	1.5
PROVISION FOR CONTINGENT LOSSES					
Provision for pension liability		2.1	0.4	0.3	0.4
Provision for tax liability		-	0.3	-	0.3
Other provisions for contingent losses	15)	17.8	2.1	-	-
TOTAL PROVISION FOR CONTINGENT LOSSES		19.9	2.8	0.3	0.7
LIABILITIES	16)				
LONG-TERM LIABILITIES	17)				
Loans from financial institutions		40.6	62.8	39.7	62.4
Pension loans		5.7	6.8	5.2	6.1
Deferred tax liabilities	9)	12.6	14.3	-	-
Other long-term debt	18)	6.6	9.1	1.5	0.7
		65.5	93.0	46.4	69.2
SHORT-TERM LIABILITIES					
Interest-bearing liabilities	19)	194.8	69.6	193.2	66.7
Advances received		-	0.1	-	-
Accounts payable		72.2	75.6	0.2	0.3
Payables to subsidiaries	20)	-	-	63.9	80.6
Deferred tax liabilities	9)	2.2	1.8	-	-
Other short-term liabilities	21)	56.7	69.7	-	0.2
Accrued liabilities	22)	122.8	120.0	3.8	12.0
		448.7	336.8	261.1	159.8
TOTAL LIABILITIES		514.2	429.8	307.5	229.0
SHAREHOLDERS' EQUITY AND LIABILITIES		1,007.5	901.9	772.5	641.9

ACCOUNTING POLICIES

The results are prepared in accordance with Finnish law. The results are reported in euros using the historical cost convention, modified by the revaluation of certain fixed assets.

Principles of consolidation

The consolidated results include all Finnish and foreign subsidiaries in which the Parent Company owns directly or indirectly more than 50% of the voting rights and associated companies in which the Group holds 20 to 50% of the voting rights. The results of companies acquired during the financial year under review are included in the Group's accounts from the date of acquisition. The results of discontinued operations are included up to the date of disposal.

Subsidiaries' results are consolidated using the acquisition accounting method. The difference between the acquisition cost and the underlying value of net assets of subsidiaries acquired is partly written off against the subsidiaries' fixed assets. The proportion exceeding current values is stated as a separate goodwill item. The goodwill arising on acquisitions is amortised over its useful life. This varies from five to twenty years depending on the strategic significance of the asset. However, the goodwill of Wilson Sporting Goods Co. is amortised, as originally planned, over a period of 40 years.

All intercompany transactions are eliminated. Minority interests are separated from profits and are presented in the income statement. Minority interests are also shown as a separate balance sheet item.

Associated companies are accounted for in the consolidated results using the equity accounting method. The Company's share of its associated companies' profit is included in the consolidated income statement taking into account dividends received and goodwill amortised. The Group's share of post acquisition net reserves is added to the cost of associated company investments and to retained earnings in the consolidated balance sheet.

Net sales

Net sales represent the invoiced value of goods sold and services provided, less excise tax, value added tax and discounts and adding or deducting currency differences.

Inventories and work in progress

Inventories and work in progress are stated at the lower of cost or realisable value. Cost is determined on a first-in-first-out basis. The cost of manufactured products includes direct labour and a proportion of production overheads.

Realisable value is the amount which can be realised in the normal course of business after allowing for selling costs.

Foreign currencies

The Parent Company and its subsidiaries record foreign currency transactions at the rates of exchange prevailing at the transaction date. Assets and liabilities denominated in foreign currencies are translated at the average rate of exchange confirmed by the European Central Bank in effect at the balance sheet date.

Exchange rate gains and losses related to financing operations are reported at their net values as financing income and expenses.

Changes in the value of instruments used to hedge against currency and interest rate risks are recognised in the income statement and accrued interest is reported as financing income and expenses. Open hedging instruments are valued at the average rate of exchange prevailing at the balance sheet date. They are presented in the income statement at that date except for forward contracts relating to the Group's net cash flow, which are presented in the income statement when the cash flow is received.

Financial risk management, see page 52.

Foreign Group companies

Foreign subsidiaries' assets and liabilities are translated into euros at the rates of exchange confirmed by the European Central Bank in effect at the balance sheet date. Foreign subsidiaries' income statements have been translated into euros using average exchange rates during the financial year. Exchange rate differences arising on the translation of foreign subsidiaries' opening equity are charged to retained earnings.

Foreign subsidiaries' equity is partly hedged applying the equity hedging method using currency-denominated financial instruments. Exchange rate differences from these operations are matched against each subsidiary's translated equity.

The following exchange rates have been used in the Group's consolidated accounts:

	Income Statement		Balance Sheet	
	2002	2001	12/02	12/01
USD	0.94	0.90	1.05	0.88
CAD	1.48	1.39	1.66	1.41
JPY	118.07	108.68	124.39	115.23
GBP	0.63	0.62	0.65	0.61

Fixed assets

Fixed assets are stated at cost less accumulated depreciation. The balance sheet values of certain land, building and other investments also include revaluation, which is presented in the notes to the balance sheet.

Depreciation is calculated on a straight-line basis in order to write off the cost or revalued amounts of fixed assets over their expected useful lives, which are as follows:

Intangible rights and other capitalised expenditure	5-15 years
Goodwill	5-40 years
Buildings	40 years
Machinery and equipment	3-10 years

Land is not depreciated.

Provision for contingent losses

Future costs and losses which the company has an obligation to settle and which are certain or likely to occur are disclosed in the income statement under an appropriate expense heading. They are presented in the balance sheet as provisions for contingent losses when the precise amount or timing is not known. In other cases they are presented as accrued liabilities.

Leasing

The Group has neither significant finance nor operating leasing agreements. Operating leasing payments are treated as rentals.

Research and development costs

Research and development costs are charged as expenses in the income statement in the period that they are incurred.

Pension liabilities

The pension and related fringe benefit arrangements of the Parent Company's and its domestic subsidiaries' employees are administered by a pension insurance company and recorded as determined by actuarial calculations and payments to the insurance company.

A minor part of the cost of supplementary pensions is borne directly by the Parent Company. Annual payments are expensed, and pension liabilities are included in the provision for contingent losses.

Foreign subsidiaries administer their pension schemes and record pension obligations according to local practice.

Extraordinary items

Extraordinary income and expenses arise from other than normal course of business, the items being material and non-recurring, for example profits and costs from sold operations.

Appropriations

Changes in depreciation difference comprised of appropriations in subsidiaries' accounts are presented in the consolidated financial statements as a change in the deferred tax liability and as an adjustment to profit in accordance with each subsidiary's effective domestic tax rate.

The accumulated appropriations are presented in the consolidated balance sheet as a deferred tax liability and as retained earnings, and an allocation is made taking into account any minority interest.

Taxes

Taxes include taxes for the period calculated on the basis of profit for the period or the dividend distribution and in accordance with each company's domestic tax law. They also include paid or received taxes for prior periods.

Deferred tax assets or liabilities arising from temporary differences between the tax basis of an asset or liability and its carrying amount on the balance sheet are determined by applying the tax rate at the end of financial period or at the estimated date of tax payment. The most significant temporary differences arise from losses carried forward, depreciation differences, provisions for contingent losses, revaluation and intercompany profits in inventory. The deferred tax assets and liabilities arising from consolidation are recognised in the Group's balance sheet if it is probable that tax effects will occur. A deferred tax liability is recognised in relation to taxes that would be payable on unremitted earnings from subsidiaries if a profit distribution is likely to take place. A deferred tax asset arising from losses is recognised to the extent that it is probable that the losses can be utilised in future years. Changes in deferred tax assets and liabilities are charged to the income statement.

EUR million	CONSOLIDATED 2002	CONSOLIDATED 2001	PARENT COMPANY 2002	PARENT COMPANY 2001
1. WAGES, SALARIES AND SOCIAL EXPENDITURE				
Wages and salaries	159.4	168.2	4.1	3.6
Social expenditure				
Pensions and pension fees	11.3	8.5	0.8	0.6
Other social security	25.0	27.3	0.3	0.3
	195.7	204.0	5.2	4.5
Salaries and remuneration of the Board of Directors and the Presidents,	6.4	6.3		
of which salaries and remuneration of the Presidents	6.2	6.1		

With the exception of the President, members of the Board do not have contractual retirement benefits with the Company. The Parent Company's President and the Finnish subsidiary's President have retirement benefits with 60 years' retirement age.

	CONSOLIDATED 2002	CONSOLIDATED 2001	PARENT COMPANY 2002	PARENT COMPANY 2001
2. DEPRECIATION				
Depreciation according to plan				
Intangible rights	2.2	2.1	0.1	0.1
Goodwill	10.4	9.9	-	-
Other capitalised expenditure	0.8	0.8	-	-
Buildings and constructions	4.7	4.9	0.6	0.6
Machinery and equipment	16.3	17.2	0.1	0.1
	34.4	34.9	0.8	0.8
3. FINANCING INCOME AND EXPENSES				
Dividends received from subsidiaries	-	-	17.8	24.6
Other financing income on long-term investments	0.1	0.2	-	0.1
Other interest and financing income from subsidiaries	-	-	8.7	15.8
Other interest and financing income	3.5	3.4	3.1	2.6
Restoration of value on long-term investments	-	-	46.5	35.0
Value decrease on long-term investments	-0.7	-	-0.4	-
Exchange rate losses	-0.6	-0.3	-1.3	-0.4
Interest and other financing expenses to subsidiaries	-	-	-2.5	-3.7
Other interest and financing expenses	-9.7	-12.6	-6.9	-11.2
	-7.4	-9.3	65.0	62.8
4. EXTRAORDINARY ITEMS				
Gain on mergers	-	-	-	0.3
Reinstatement of loan	-	-	-	4.6
	-	-	-	4.9
5. DIRECT TAXES				
Income taxes for the period	-20.1	-25.4	-0.4	-10.0
Income taxes for prior periods	0.9	-10.5	0.7	-10.3
Other direct taxes	-0.1	-0.1	-0.1	-0.1
Change in deferred tax liabilities	-7.2	15.5	-	-
	-26.5	-20.5	0.2	-20.4
Income taxes on ordinary operations	-26.5	-20.5	3.6	-9.7
Income taxes on extraordinary items	-	-	-3.4	-10.7
	-26.5	-20.5	0.2	-20.4

6. FIXED ASSETS

GROUP

EUR million	Intan-gible rights	Good-will	Other capital-ised expen-diture	Land and water	Buildings and con-structions	Machin-ery and equip-ment	Other tangible fixed assets	Advances paid and construc-tion in progress
Initial cost or revaluation, 1 January 2002	27.2	294.0	14.8	18.6	126.3	214.8	0.6	2.9
Additions	0.3	-	0.4	1.9	8.4	12.1	-	0.1
Company acquisitions	5.6	146.3	0.3	-	-	22.7	0.1	0.5
Company divestments and disposals	-	-	-	-5.0	-30.0	-3.0	-	-
Transfers	-	-	-0.8	0.5	3.3	-18.2	-	-1.7
Exchange differences	-	-45.4	-1.6	-0.5	-7.0	-19.8	-	-0.3
Balance, 31 December 2002	33.1	394.9	13.1	15.5	101.0	208.6	0.7	1.5
Accumulated depreciation, 1 January 2002	14.3	85.9	7.9	-	47.6	163.7	-	-
Depreciation during the period	2.2	10.4	0.8	-	4.7	16.3	-	-
Company acquisitions	1.8	-	0.1	-	-	17.2	-	-
Company divestments and disposals	-	-	-	-	-13.3	-2.7	-	-
Transfers	-	-	-0.8	-	3.2	-18.0	-	-
Exchange differences	-	-13.5	-1.0	-	-2.5	-15.4	-	-
Balance, 31 December 2002	18.3	82.8	7.0	-	39.7	161.1	-	-
Balance sheet value, 31 December 2002	14.8	312.1	6.1	15.5	61.3	47.5	0.7	1.5

PARENT COMPANY

EUR million	Intan-gible rights	Good-will	Other capital-ised expen-diture	Land and water	Buildings and con-structions	Machin-ery and equip-ment	Other tangible fixed assets	Advances paid and construc-tion in progress
Initial cost or revaluation, 1 January 2002	0.2	-	0.1	2.3	26.1	2.8	0.6	-
Additions	-	-	-	0.8	-	0.1	-	-
Disposals	-	-	-	-	-	-0.1	-	-
Transfers	-	-	-	0.1	-	-0.2	-	-
Balance, 31 December 2002	0.2	-	0.1	3.2	26.1	2.6	0.6	-
Accumulated depreciation, 1 January 2002	0.1	-	0.1	-	10.6	2.4	-	-
Depreciation during the period	0.1	-	-	-	0.6	0.1	-	-
Transfers	-	-	-	-	-	-0.2	-	-
Balance, 31 December 2002	0.2	-	0.1	-	11.2	2.3	-	-
Balance sheet value, 31 December 2002	-	-	-	3.2	14.9	0.3	0.6	-

7. INVESTMENTS IN SUBSIDIARIES AND GROUP HOLDINGS IN ASSOCIATED COMPANIES
31 DECEMBER 2002

AMER GROUP PLC SUBSIDIARIES	Group holding %	Parent holding %	Book value, EUR million
Amer Holding Company, Chicago, USA	100.0	100.0	145.6
Atomic Ski USA, Inc., Amherst, USA	100.0		
Precor Incorporated, Seattle, USA	100.0		
Wilson Sporting Goods Co., Chicago, USA	100.0		
Amer Sports Brazil LTDA., Sao Paulo, Brazil	100.0		
Amer Sports Canada Inc., Belleville, Canada	100.0		
Amer Sports Japan, Inc., Tokyo, Japan	100.0		
Amer Sports Malaysia Sdn Bhd, Kuala Lumpur, Malaysia	100.0		
Amer Sports Thailand Company Limited, Bangkok, Thailand	49.0 [1]		
Grupo Wilson, S.A. de C.V., Mexico City, Mexico	100.0		
Amer Sports Mexico, S.A. de C.V., Mexico City, Mexico	100.0		
Asesoria Deportiva Especializada, S.A. de C.V., Mexico City, Mexico	100.0		
Wilson Sporting Goods Australia Pty Ltd, Braeside, Australia	100.0		
Wilson Sporting Goods Korea, Ltd., Seoul, Korea	100.0		
Amer Sports Europe GmbH, Gräfelfing, Germany	100.0	100.0	21.0
Amer Sports Czech Republic s.r.o., Prague, Czech Republic	100.0		
Amer Sports Deutschland GmbH, Gräfelfing, Germany	100.0		
Amer Sports Europe Services GmbH, Gräfelfing, Germany	100.0		
Amer Sports France S.A., Lyon, France	100.0	33.0	
Amer Sports Spain, S.A., Barcelona, Spain	100.0		
Amer Sports UK Limited, Irvine, UK	100.0		
Precor Products Limited, Berkshire, UK	100.0		
Precor GmbH, Cologne, Germany	100.0		
Amer Sports International Oy, Helsinki, Finland	100.0	100.0	67.1
Amer Sports Suomi Oy, Helsinki, Finland	100.0	100.0	0.9
Amer Sports Sverige AB, Malmö, Sweden	100.0		
Amer Sports Switzerland AG, Littau, Switzerland	100.0	100.0	0.1
Amer Tobacco Ltd, Tuusula, Finland	100.0	100.0	2.1
Amer Tobacco As, Tallinn, Estonia	100.0		
Amera Oy, Helsinki, Finland	100.0	100.0	
Amernet Holding B.V., Rotterdam, The Netherlands	100.0	100.0	15.4
Atomic Austria GmbH, Altenmarkt, Austria	95.0	95.0	33.7
Suunto Oy, Espoo, Finland	100.0	100.0	65.4
Amerb Oy, Helsinki, Finland	100.0		
Amerc Oy, Helsinki, Finland	100.0		
Ilotulitus Oy, Tuusula, Finland	100.0		
Meiga Innovations Oy, Helsinki, Finland	60.0		
Suunto Holding B.V., Rotterdam, The Netherlands	100.0		
FitzWright Holdings Ltd., Langley, B.C., Canada	100.0		
Bare Sportswear Corp., Wellington, USA	100.0		
FitzWright Company Ltd., Langley, B.C., Canada	100.0		
FitzWright Europe (Malta) Ltd., Malta	100.0		
Suunto AG, Biel, Switzerland	100.0		
Recta AG, Biel, Switzerland	100.0		
Suunto Benelux B.V., Tholen, The Netherlands	60.0		
Suunto France S.A., Strasbourg, France	100.0		
Suunto USA Inc., Carlsbad, USA	100.0		
Ursuk Oy, Turku, Finland	60.0		
Varpat Patentverwertungs AG, Littau, Switzerland	100.0	100.0	2.0
Non-operating companies			-
Total			353.3

INVESTMENT IN AN ASSOCIATED COMPANY			
Kiinteistö Oy Mannerheimintie 40, Helsinki, Finland	20.2	20.2	1.9

[1] 85.0% of votes

EUR million	CONSOLIDATED 2002	CONSOLIDATED 2001	PARENT COMPANY 2002	PARENT COMPANY 2001

8. REVALUATION INCLUDED IN FIXED ASSETS

Land and water	1.4	1.4	0.4	0.4
Buildings and constructions	1.4	1.5	0.7	0.8
Bonds and shares	0.6	0.6	0.6	0.6
	3.4	3.5	1.7	1.8

9. DEFERRED TAX ASSETS AND TAX LIABILITIES

Deferred tax assets				
Losses carried forward	4.4	22.3		
Provisions for contingent losses	-	0.4		
Other temporary differences	19.9	14.9		
	24.3	37.6		
Deferred tax liabilities				
Accumulated appropriations	2.1	4.7		
Other	12.7	11.4		
	14.8	16.1		

At 31 December 2002 there were losses carried forward of EUR 4.0 million (2001: EUR 32.3 million) for which no deferred tax asset was recognised.

10. INVESTMENTS IN OWN SHARES

Number			968,300	968,300
Accounted counter-value			3.9	3.9
Cost			24.9	24.9

11. RECEIVABLES FROM SUBSIDIARIES

Accounts receivable	-	-	0.1	0.9
Loans	-	-	328.6	327.7
Prepaid expenses	-	-	17.0	32.3
	-	-	345.7	360.9

12. PREPAID EXPENSES AND ACCRUED INCOME

Prepaid taxes	7.4	6.5	1.8	0.2
Prepaid interest	1.0	0.7	1.0	0.7
Prepaid advertising and promotion	2.5	2.7	-	-
Other	19.0	6.4	14.1	0.1
	29.9	16.3	16.9	1.0

13. SHAREHOLDERS' EQUITY

EUR million

GROUP

	Share capital	Share issue	Premium fund	Revaluation fund	Fund for own shares	Retained earnings	Total
Balance at 31 December 2000	98.8	-	177.1	2.9	12.9	146.1	437.8
Targeted share issue	0.2	0.1	0.9				1.2
Decrease of share capital	-2.5		2.5		-17.9		-17.9
Write-down of revaluation						-1.6	-1.6
Dividend distribution						-23.9	-23.9
Translation differences						4.4	4.4
Repurchases of own shares					29.9	-29.9	0.0
Other						-10.4	-10.4
Net profit for the period						68.5	68.5
Balance at 31 December 2001	96.5	0.1	180.5	2.9	24.9	153.2	458.1
Targeted share issue	0.3	0.1	1.1				1.5
Dividend distribution						-25.5	-25.5
Translation differences						-31.7	-31.7
Other						-0.7	-0.7
Net profit for the period						68.5	68.5
Balance at 31 December 2002	96.8	0.2	181.6	2.9	24.9	163.8	470.2

Distributable earnings at 31 December 2002 EUR 156.2 million

PARENT COMPANY

	Share capital	Share issue	Premium fund	Revaluation fund	Fund for own shares	Retained earnings	Total
Balance at 31 December 2000	98.8	-	177.1	-	12.9	89.9	378.7
Targeted share issue	0.2	0.1	0.9				1.2
Decrease of share capital	-2.5		2.5		-17.9		-17.9
Write-down of revaluation						-1.6	-1.6
Dividend distribution						-23.9	-23.9
Repurchases of own shares					29.9	-29.9	0.0
Net profit for the period						74.2	74.2
Balance at 31 December 2001	96.5	0.1	180.5	-	24.9	108.7	410.7
Targeted share issue	0.3	0.1	1.1				1.5
Dividend distribution						-25.5	-25.5
Net profit for the period						77.3	77.3
Balance at 31 December 2002	96.8	0.2	181.6	-	24.9	160.5	464.0

14. ACCUMULATED DEPRECIATION IN EXCESS OF PLAN

	PARENT COMPANY	
	2002	2001
EUR million		
Buildings and constructions	0.7	1.4
Machinery and equipment	-	0.1
	0.7	1.5

15. OTHER PROVISIONS FOR CONTINGENT LOSSES

Of the increase of other provisions EUR 10.3 million relates to Precor consolidation and EUR 4.7 million to change in presentation, the accounting practices remaining unchanged.

16. THE CURRENCY MIX OF INTEREST-BEARING LOANS AFTER SWAPS AT 31 DECEMBER 2002

USD	CAD	EUR	JPY	AUD	Other
70%	10%	8%	5%	3%	4%

17. INTEREST-BEARING LONG-TERM LIABILITIES

EUR million	Outstanding 31 Dec 02	Repayment dates 2003	2004	2005-2007	2008 and after
Loans from financial institutions	183.2	142.6	38.3	2.3	-
Pension loans	6.7	1.0	1.1	3.1	1.5
Other long-term debt	2.0	0.1	0.4	0.6	0.9
	191.9	143.7	39.8	6.0	2.4

EUR million	CONSOLIDATED 2002	2001	PARENT COMPANY 2002	2001
18. OTHER LONG-TERM DEBT				
Interest-bearing	1.9	3.8	-	-
Interest-free	4.7	5.3	1.5	0.7
	6.6	9.1	1.5	0.7
19. INTEREST-BEARING SHORT-TERM LIABILITIES				
Commercial Papers	49.5	12.9	49.5	12.9
Current repayments of long-term loans	143.7	54.1	143.0	53.5
Other interest-bearing short-term debt	1.6	2.6	0.7	0.3
	194.8	69.6	193.2	66.7
20. PAYABLES TO SUBSIDIARIES				
Short-term liabilities	-	-	58.7	76.3
Accrued liabilities	-	-	5.2	4.3
	-	-	63.9	80.6
21. OTHER SHORT-TERM LIABILITIES				
Excise tax	35.1	33.9	-	-
Value added tax	18.5	17.5	-	-
Direct taxes	0.2	1.1	-	-
Other interest-free liabilities	2.9	17.2	-	0.2
	56.7	69.7	-	0.2
22. ACCRUED LIABILITIES				
Accrued personnel costs	38.8	40.5	1.5	1.1
Accrued taxes	18.2	22.7	-	8.9
Accrued interest	1.8	1.6	1.8	1.5
Accrued rent	4.6	5.8	-	-
Accrued advertising and promotion	11.8	13.9	-	-
Other	47.6	35.5	0.5	0.5
	122.8	120.0	3.8	12.0

23. COMPANY ACQUISITIONS

During the financial year the Group acquired Precor Inc. and its sales companies for the price of EUR 168.4 million. Assets and liabilities, which were consolidated with the Group's balance sheet, and the goodwill are as follows:

Inventories	15.1
Receivables	27.1
Goodwill	146.3
Other fixed assets	10.6
Short-term liabilities	-30.7
Acquisition cost	168.4

CONTINGENT LIABILITIES AND SECURED ASSETS

EUR million	CONSOLIDATED 2002	CONSOLIDATED 2001	PARENT COMPANY 2002	PARENT COMPANY 2001
Mortgages pledged				
Pension loans and loans from financial institutions covered	6.5	8.0	6.1	7.0
nominal value of mortgages pledged	7.3	14.4	6.8	12.2
Other group liabilities:				
nominal value of mortgages pledged	10.9	2.9	0.9	0.9
Total nominal value of mortgages pledged	18.2	17.3	7.7	13.1
Guarantees				
Subsidiaries	-	-	10.5	15.2
Other	1.4	-	-	-
	1.4	-	10.5	15.2
Liabilities for leasing and rental agreements				
Business premises in 2003/2002	10.0	9.3	-	-
Other in 2003/2002	3.2	2.3	0.1	0.1
Business premises for later years	31.6	40.1	-	-
Other for later years	3.2	3.9	0.1	-
	48.0	55.6	0.2	0.1
Other contingent liabilities	32.0	40.9	-	-

There are no guarantees or contingencies given for the management of the Company, for the shareholders or for the associated companies.

DERIVATIVE FINANCIAL INSTRUMENTS

EUR million	CONSOLIDATED 2002	CONSOLIDATED 2001	PARENT COMPANY 2002	PARENT COMPANY 2001
Nominal value				
Foreign exchange forward contracts	217.9	306.6	347.1	399.4
Forward rate agreements	-	50.0	-	50.0
Interest rate swaps	119.2	-	119.2	-
Fair value				
Foreign exchange forward contracts [1]	12.9	1.9	14.1	0.2
Forward rate agreements [2]	-	-	-	-
Interest rate swaps [2]	-1.6	-	-1.6	-

[1] Foreign exchange gains and losses on forward contracts are calculated by valuing the forward contract at the average spot rate at the closing date and comparing that with the original amount calculated by using the spot rate prevailing at the beginning of the contract. The interest rate differential of the forward contract is accrued over the life of the contract as a part of financial income or expenses. Foreign exchange contracts intended to hedge forecast currency flows are not valued at the closing date.

[2] The realised interest rate differentials of closed forward rate agreements and interest rate swaps are accrued over the life of the contracts and swaps and booked to interest income or expense. The revaluation of open forward rate agreements and interest rate swaps is not booked to the income statement. The valuation difference at closing is shown as a liability in the notes to the balance sheet. The forward rate agreement and interest rate swap are valued by comparing the agreed interest rate with a corresponding market rate at closing.

CALCULATION OF KEY INDICATORS

EARNINGS PER SHARE:

$$\frac{\text{Profit/loss before extraordinary items - taxes +/- minority interest}}{\text{Average number of shares adjusted for the bonus element of share issues}}$$

EQUITY PER SHARE:

$$\frac{\text{Shareholders' equity}}{\text{Number of shares at year end adjusted for the bonus element of share issues}}$$

DIVIDEND PER SHARE:

$$\frac{\text{Total dividend}}{\text{Number of shares at year end adjusted for the bonus element of share issues}}$$

DIVIDEND % OF EARNINGS:

$$100 \times \frac{\text{Adjusted dividend}}{\text{Adjusted earnings}}$$

EFFECTIVE YIELD, %:

$$100 \times \frac{\text{Adjusted dividend}}{\text{Adjusted share price}}$$

P/E RATIO:

$$\frac{\text{Adjusted share price}}{\text{Adjusted earnings per share}}$$

MARKET CAPITALISATION:

Number of shares at year end multiplied by share price at closing date

RETURN ON CAPITAL EMPLOYED (ROCE), %:

$$100 \times \frac{\text{Operating profit}}{\text{Capital employed}^{1)}}$$

RETURN ON INVESTMENT (ROI), %:

$$100 \times \frac{\text{Profit/loss before extraordinary items + interest and other financing expenses}}{\text{Balance sheet total less interest-free liabilities}^{2)}}$$

RETURN ON SHAREHOLDERS' EQUITY (ROE), %:

$$100 \times \frac{\text{Profit/loss before extraordinary items - taxes}}{\text{Shareholders' equity + minority interest}^{3)}}$$

EQUITY RATIO, %:

$$100 \times \frac{\text{Shareholders' equity + minority interest}}{\text{Balance sheet total}}$$

DEBT TO EQUITY RATIO:

$$\frac{\text{Interest-bearing liabilities}}{\text{Shareholders' equity + minority interest}}$$

GEARING, %:

$$100 \times \frac{\text{Interest-bearing liabilities - liquid funds}^{4)}}{\text{Shareholders' equity + minority interest}}$$

Shareholders' equity and numbers of shares exclude own shares.

1) Capital employed = fixed assets + working capital excluding receivables and payables relating to interest and taxes, monthly average of the financial period
2) Monthly average of the financial period
3) Average of the financial period
4) Cash, cash equivalents and marketable securities

The duties and responsibilities of the Board of Directors

The Board of Directors' duties and responsibilities are primarily based on the Finnish Companies Act and the Company's Articles of Association. All matters of key importance to the Group are decided by the Board of Directors. These include approving and confirming strategic guidelines, confirming annual budgets and business plans as well as deciding on major investments and disposals. In addition to this, Board members Pekka Kainulainen, Ilkka Brotherus and Felix Björklund form the Remuneration Committee, which is responsible for preparing decisions concerning the Group's reward system.

Election and terms of Board members

The Articles of Association provide that the Group's Board of Directors consists of no less than five and no more than seven members. The current Board comprises six members: the Company's President and five expert members not primarily employed by the Company. Senior Vice President & CFO Pekka Paalanne acts as the Secretary to the Board.

Board members are elected by the Annual General Meeting, which according to the Articles of Association must be convened annually before the end of June. The AGM is generally held in March. The term of a Board member is three years so that one third of the members, or the number nearest to that, is obliged to resign each year. The date for the beginning or expiration of a member's term is the date of the Annual General Meeting.

The Board of Directors elects a Chairman and a Vice Chairman for a term of one year. The Board meets on average once a month during the year. The Board of Directors met on 12 occasions during 2002. While most meetings are held at the Company's headquarters in Helsinki, a number of Board meetings take place at the Group's other locations when the Board is visiting the Group's divisions.

President and group management

The President is appointed by the Board of Directors. Mr Roger Talermo has acted as the President and Chief Executive Officer since 1996. At that time he was also elected as a member of the Board.

The President handles the day-to-day running of the Company in accordance with instructions issued by the Board of Directors and is assisted by the Group's Management Group, which consists of four members in addition to the President.

In March 2002 the Group set up the Amer Sports Executive Board in order to ensure the Group's strategy is consistently implemented in the sports equipment divisions, and to strengthen the global Amer Sports concept. The board comprises representatives from the most important sports business areas, the sales and distribution organisation, and group management. In addition to the President, there are ten other members of Amer Sports Executive Board, which meets three times a year.

Business organisation

In 2002 the Group was divided into six business areas; Racquet Sports, Golf, Team Sports, Winter Sports, Sports Instruments and Tobacco. Fitness Equipment became the seventh business area on 1 November 2002. Reporting is also divided geographically by area into five sales regions: North America, Europe, Japan, Southern Asia Pacific and Latin America.

Each business area has a board of directors, which generally comprises the Group's CEO, the CFO and the senior executive of the business area in question.

The distribution of sports equipment is organised through sales companies. The Group has its own sales companies and their representatives in 26 countries. With the exception of the United States, the sales companies operate under the name Amer Sports. In other countries, independent importers and distributors undertake product distribution. In line with the Group's strategy, the objective is that the wholly owned sales companies and major independent importers distribute the Group's full range of products.

Salaries and remuneration

In 2002 the aggregate remuneration received by the members of the Board was EUR 0.14 million. The 2002 AGM approved the annual remuneration of the Board as follows: Chairman EUR 36,000, Vice Chairman EUR 25,000 and other members EUR 20,000. In addition EUR 380 is paid for attendance at a Board meeting. No compensation is paid to the President of the Company in respect of Board membership.

The salaries, benefits and other remuneration paid to the members of the Board of Directors, the President and CEO, and the presidents of subsidiaries in 2002 amounted to approximately EUR 6.4 million. The total remuneration paid to the Group's CEO in 2002 was EUR 845,011, of which bonuses related to performance and other set targets accounted for EUR 240,941. The Board of Directors decides on the salaries and remuneration paid to the President and his immediate subordinates. No additional remuneration is paid to the members of the Management Group and Amer Sports Executive Board for their participation in these management bodies.

The management incentive system comprises warrant schemes, a long-term cumulative incentive plan and a short-term bonus plan. The incentive system is tied to achievement of the Company's strategic and financial targets. Its purpose is to promote the Company's growth and profitability and to support implementation of the Group's strategy. At the end of the review year the number of executives and senior personnel employed by the Parent Company and its subsidiaries and included within the scope of the 1998 and 2002 warrant schemes was 69 and 22, respectively. The cumulative incentive plan covered 63 employees. The short-term bonus plan has the widest employee coverage.

Details of the Group's 1998 and 2002 warrant schemes are presented on pages 24–25. The President holds warrants entitling him to subscribe 230,000 shares. Of these, 110,000 warrants belong to the 1998 scheme and the remaining 120,000 warrants to the 2002 scheme. With the exception of the President, the members of the Board are not included within the scope of the warrant schemes.

The conditions of the President's employment are specified in a written contract confirmed by the Board of Directors. According to this agreement, the President is entitled to early retirement at 60 years of age on a pension representing 60% of his salary. The other members of the Board do not have any pension agreements with the Company. Certain employees at Group Headquarters and some executives in the Finnish subsidiaries have early retirement rights. Foreign subsidiaries make their own pension arrangements in accordance with local practice.

Insider register

Amer Group observes the insider rules prepared by the Helsinki Exchanges. In addition, the Company has its own insider guidelines based on the stock exchange's insider rules. The members of the Board of Directors, the President and the Auditors are all classified as permanent insiders of Amer Group. Other permanent insiders include the members of Amer Management Group and Amer Sports Executive Board as well as those persons responsible for the Group's finances, financial reporting and communications. The Group's insider register is maintained on the Finnish Central Securities Depository Ltd's SIRE system.

The Company's Chief Financial Officer is responsible for the appropriate dissemination of information on insider affairs. The Head of Treasury & Investor Relations is responsible for upkeep of the Insider Register.

Audit

PricewaterhouseCoopers is responsible for auditing most of the group companies globally. The auditors of Amer Group Plc, PricewaterhouseCoopers Oy, are responsible for directing and co-ordinating the audit with regard to the Group as a whole. The auditor in charge of the audit of Amer Group Plc is Mr Göran Lindell, A.P.A. The fact that the Group has no separate internal audit function of its own reflects the scope and content of the audit.

Risk management

The Group's business areas are responsible for the management of operative business risks. The business areas report regularly on the main risks relating to their operations to their respective boards of directors.

The risks of property, business interruption and liability loss arising from the Group's business are covered by appropriate insurances. In addition to global insurance programmes, local insurances are used to supplement cover when there are special needs due to legislation and other such factors. Information on financial risk management is presented on page 52.

The Group's production and warehousing facilities are distributed. A large proportion of production is outsourced and the Group uses several different suppliers. The Group has its own production facilities in Austria, the United States and Finland.

Patent protection for innovations and disputes relating to such protection are typical of the sports equipment industry. The material effects of Amer Group's pending litigation and other official procedures on the Company's financial standing and business profitability are regularly reviewed and, if necessary, disclosed through the appropriate channels. Neither Amer Group Plc nor Amer Tobacco Ltd is involved in any litigation concerning tobacco products.

FINANCIAL RISK MANAGEMENT

Amer Group's financial risk management is governed by a financial strategy approved by the Board of Directors. This strategy includes principles and risk limits relating to its balance sheet structure, banking relations and risk management. Financial risks are discussed by the Board of Directors at least once a year. In addition, the Group has a Financial Committee which meets as and when necessary and monitors that the principles approved by the Board are being observed. Group Treasury's management agrees with the divisions and subsidiaries on how these principles are applied to each unit's individual needs.

Group Treasury is in charge of arranging finance at competitive terms using appropriate equity and debt instruments. Foreign exchange and interest rate risks are managed so that changes in market rates do not unnecessarily risk shareholder value, the Company's results or the equity ratio. Group Treasury is also responsible for Group insurance. While Group Treasury is not a profit centre as such, various benchmarking methods are used to assess its performance.

Financial structure

The Group aims to sustain a balanced and varied financial structure. Excessive loan maturity concentrations are avoided. Financing is raised from various sources, and Amer Group's visibility in capital markets is maintained by regular issuance of, for example, commercial paper. The Group's financial agreements include covenants pertaining to such things as the use of pledges, equal treatment of all financiers and certain key financial ratios. The Group's financial costs are optimised in relation to the goals stated for its financial structure and risk management.

All Group debt is raised through the Parent Company. The Group's intention is to build long-term relationships with major financiers and financial arrangers extending over business and economic cycles to ensure that it is able to react rapidly in the event of unanticipated funding requirements.

Liquidity risk

Short-term liquidity is managed through commercial paper programs and committed credit facilities. Any extra liquidity is placed in short-term debt instruments approved by the Financial Committee. The Group uses cash pools in major currency areas in order to optimise liquidity.

Currency risk

The Group's foreign exchange position consists of internal and external assets and liabilities denominated in foreign currencies, forward foreign exchange and currency option contracts, the share capital of various subsidiaries, currency accounts and other currency-denominated items.

Amer Group's most significant currency risks are due to the fact that products are sold in local currencies, while purchasing takes place mainly in US dollars. The Group purchases approximately USD 100 million worth of products a year, the most important currencies being the euro, sterling, the Japanese yen and Canadian dollar. The majority of its products are manufactured in the Far East. Thus the value of currencies in this region has an impact on the cost of purchases, although sourcing agreements are mainly denominated in US dollars. In addition to its main currencies, the Group is also exposed to several Asian and Latin American currencies.

The Group's foreign exchange management is centralised within the Parent Company. Subsidiaries hedge their forecast currency flows in partnership with Group Treasury. As far as the most important currency pairs are concerned, most subsidiaries use forward foreign exchange contracts on a rolling 12-month basis so that hedged volumes represent 30-70% of the forecast currency purchases or sales over the next 12 months. Each major subsidiary has its own foreign exchange policy. Limits have been defined for Group Treasury's foreign exchange position, and market value and risks are monitored on a daily basis. Uncovered currency or interest rate options are not permitted.

Financing the subsidiaries in local currencies creates a currency risk in the Parent Company, which is hedged. In addition to debt instruments, the Parent Company uses its euro-dominated equity to finance its subsidiaries. The impact of hedging may be significant if euro interest rates differ considerably from those of a subsidiary's domestic currency. The interest differential between the euro and the US dollar is particularly important to Amer Group. In 2002 this kind of hedging had a minimal impact on the income statement.

Up to 50% of the risk inherent in subsidiaries' equity is hedged as decided by the Financial Committee.

Most payments between subsidiaries are executed through internal netting.

Interest rate risk

The Group's structural interest rate position is calculated by estimating a maturity for all balance sheet items on the basis of either their contractual maturity or their intended or estimated economic lifetime. A position's risk is estimated by calculating the duration and net present value of assets and liabilities and calculating their sensitivity to a one-percentage-point change in interest rates. The Company's structural interest rate risk is minimal.

Duration calculated on the basis of forecast cash flow and interest periods for financial items is also used in the operative management of the interest rate position.

The interest rate differential between the euro and dollar may be a significant risk for Amer Group due to hedging of the US dollar-denominated part of the balance sheet. Group Treasury uses both forward rate agreements and currency swaps to manage its interest rate risk position.

Amer Group takes environmental and social responsibilities very seriously in its day-to-day activities.

Responsibility for implementing environmental policies lies within the Group's individual business areas. They are responsible for ensuring that all operations and facilities not only meet the requirements set by authorities but also comply with all applicable environmental laws and publicly approved practices. Amer Group aims to foresee the risks of environmental damage and strives to minimise waste and emissions arising from production.

With regard to human rights, working conditions and child labour, the Group and its businesses manage their operations in a socially responsible manner, observing the applicable laws, meeting the requirements set by authorities and implementing publicly approved practices.

Wilson

At Wilson, potential environmental risks are minimised through regular reviews of its manufacturing operations by management and outside consultants. The Company does not use significant amounts of environmentally hazardous raw materials in its manufacturing processes. It also recycles raw materials and products whenever it is feasible to do so.

Wilson purchases raw materials, components and the majority of its finished products from third party suppliers, with whom long-term partnerships are sought. The Company's sourcing personnel review all new supplier candidates before any contracts are signed, and they regularly inspect the manufacturing facilities of established suppliers. The inspections cover working conditions, salary levels, hiring procedures and overtime practices to ensure that the suppliers are in compliance with the applicable US and local laws and statutes. Wilson works only with suppliers that comply with its working conditions policies and who do not exploit child labour. Suppliers are bound by written agreements to observe these rules.

Atomic

At Atomic, the primary objective is to prevent the production of waste materials and to minimise energy consumption. The consumption of raw materials and energy is tracked by means of internal controls. The Company does not use significant amounts of environmentally hazardous raw materials and its production does not result in any emissions to ground or water. Emissions to the atmosphere are minimised and are not toxic.

As for recycling and disposal of old skis, Atomic recommends incineration plus energy recovery as being more ecologically and economically sound than the dismantlement and recycling of ski components.

Atomic observes the principle of not exploiting child labour in its own operations and in those of its suppliers. Atomic's sourcing personnel inspect the production facilities and working conditions of its suppliers. Inspections are also carried out in collaboration with Wilson's inspection staff.

Suunto

No environmentally hazardous wastes or emissions are generated in the manufacture of sports instruments, and the Company does not use significant amounts of environmentally hazardous raw materials in its production. Neither the Company nor its suppliers makes use of child labour.

Precor

Environmental and safety issues are part of Precor's management system. Precor is committed to the responsible handling of environmental issues and it strives to minimise the environmental impact, waste and emissions from its production in an economically and technically rational manner. The company does not use significant amounts of environmentally hazardous materials in its production.

Precor has been recognised at state level for its waste processing system. In 2002 Precor was the first industrial company in Washington State to be recognised as an exemplary promoter of safety and ergonomy in the workplace.

Most of Precor's production takes place in its own factory in the United States.

Amer Tobacco

At Amer Tobacco, the focus of development work on environmental issues is on optimising the use of raw materials and energy. As a result emissions from its production plant are well below the industry average. A Company statement on the issue of tobacco-related health risks is presented on page 22.

BOARD OF DIRECTORS' DIVIDEND PROPOSAL

As stated in the consolidated balance sheet dated 31 December 2002, the Group's distributable earnings amount to EUR 156,222,000. Distributable earnings as stated in the Parent Company balance sheet dated 31 December 2002 total EUR 160,552,492.14.

The Board of Directors recommends to the Annual General Meeting that a dividend of EUR 1.40 per share, totalling EUR 33,917,128, be paid for the 2002 financial year.

No dividend will be paid for the shares held by the Company.

Helsinki, 6 February 2003

Pekka Kainulainen	Ilkka Brotherus	Felix Björklund
Tuomo Lähdesmäki	Timo Maasilta	Roger Talermo President & CEO

AUDITORS' REPORT

To the Shareholders of Amer Group Plc

We have audited the accounting, the financial statements and the corporate governance of Amer Group Plc for the period from 1 January to 31 December 2002. The financial statements, which include the report of the Board of Directors, consolidated and parent company income statements, balance sheets and notes to the financial statements, have been prepared by the Board of Directors and the President. Based on our audit we express an opinion on these accounts and on corporate governance.

We have conducted the audit in accordance with Finnish Standards on Auditing. Those standards require that we perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the management as well as evaluating the overall financial statement presentation. The purpose of our audit of corporate governance is to examine that the members of the Board of Directors and the President have legally complied with the rules of the Companies' Act.

In our opinion the financial statements have been prepared in accordance with the Accounting Act and other rules and regulations governing the preparation of financial statements. The financial statements give a true and fair view, as defined in the Accounting Act, of both the consolidated and parent company's result of operations as well as of the financial position. The financial statements with the consolidated financial statements can be adopted and the members of the Board of Directors and the President of the parent company can be discharged from liability for the period audited by us. The proposal by the Board of Directors regarding the distributable earnings is in compliance with the Companies' Act.

Helsinki, 6 February 2003

PricewaterhouseCoopers Oy
Authorised Public Accountants

Göran Lindell
Authorised Public Accountant

BOARD OF DIRECTORS



PEKKA KAINULAINEN
Chairman



ILKKA BROTHERUS
Vice Chairman



ROGER TALERMO
President & CEO



FELIX BJÖRKLUND



TUOMO LÄHDESMÄKI



TIMO MAASILTA

Chairman
Pekka Kainulainen, Lic. Tech.
Managing Director of the Management Training Centre
Born 1941. Member of the Board since 1985, Chairman of the Board since 1997
Term 2001-2003
Member of the boards of Helsinki Business College and Yleiselektroniikka Oyj. Member of the Supervisory Board of Kemira Oyj. Chairman of the Supervisory Board of the Foundation for the Support of Commercial and Technical Sciences in Finland.
Shareholding: 2,753 Amer shares

Vice Chairman
Ilkka Brotherus, M.Sc. (Econ.)
Managing Director of Sinituote Oy
Born 1951. Member of the Board since 2000
Term 2000-2002
Chairman of the Board of YIT Corporation. Chairman of the Supervisory Board of Tapiola Mutual Pension Insurance Company.
Shareholding: 800,000 Amer shares

Roger Talermo, M.Sc. (Econ.)
President & CEO, Amer Group Plc
Born 1955. Member of the Board since 1996
Term 2001-2003
Member of the board of TeliaSonera AB.
Shareholding: nil Amer shares, 110,000 1998 warrants, 120,000 2002 warrants

Felix Björklund, M.Sc. (Econ.)
Nordic Capital, Partner
Born 1943. Member of the Board since 1999
Term 2002-2004
Chairman of the board of Ahlsell Oy. Member of the boards of Marioff Corporation Oy, Oy Snellman Ab, and Paloheimo Oy. Member of the Supervisory Board of Finnair Oyj.
Shareholding: 2,000 Amer shares

Tuomo Lähdesmäki, M.Sc. (Eng.), MBA
Boardman Oy, Senior Partner
Born 1957. Member of the Board since 2000
Term 2000-2002
Member of the boards of Aspocomp Group Oyj, Eltel Networks Oy, Orion Corporation Oyj and VTI Technologies Oy. Chairman of the Board of Turku University Foundation.
Shareholding: 1,000 Amer shares

Timo Maasilta, M.Sc. (Eng.)
Chairman of the Board, Land and Water Technology Foundation
Born 1954. Member of the Board since 1986
Term 2000-2002
Member of the board of Tukinvest Oy. Chairman of the board of Tuen Kiinteistöt Oy.
Shareholding: 650 Amer shares

Shareholdings as of 31 December 2002

EXECUTIVES

Group Headquarters

PRESIDENT & CEO
Roger Talermo
Born 1955. Joined the Company in 1995.
Chairman of Amer Sports Executive Board. (*(**

SENIOR VICE PRESIDENT & CFO
Pekka Paalanne
Born 1950. Joined the Company in 1997. (*(**

TREASURY & INVESTOR RELATIONS
Jari Melgin
Born 1960. Joined the Company in 1997. (*

CONTROL
Kai Tihilä
Born 1962. Joined the Company in 2000.

COMMUNICATIONS
Max Alfthan
Born 1961. Joined the Company in 2001. (*(**

CORPORATE PLANNING
Eero Alperi
Born 1958. Joined the Company in 1997.
Secretary to Amer Sports Executive Board. (*

Divisions

RACQUET SPORTS
John Embree
General Manager, Racquet Sports
Born 1953. Joined the Company in 1986. (**

GOLF
Jim Baugh
General Manager, Golf; President, Wilson Sporting Goods Co.
Born 1950. Joined the Company in 1987. (**

TEAM SPORTS
Chris Considine
General Manager, Team Sports
Born 1960. Joined the Company in 1982. (**

WINTER SPORTS
Michael Schineis
General Manager, Winter Sports; President, Atomic Austria GmbH
Born 1958. Joined the Company in 1996. (**

SPORTS INSTRUMENTS
Dan Colliander
General Manager, Sports Instruments; President, Suunto Oy
Born 1961. Joined the Company in 2000. (**

FITNESS EQUIPMENT
Paul Byrne
General Manager, Fitness Equipment; President, Precor Inc.
Born 1951. Joined the Company in 1985. (**

AMER SPORTS EUROPE
Kari Kauniskangas
General Manager, Amer Sports Europe; President,
Amer Sports Europe GmbH
Born 1962. Joined the Company in 1984. (**

AMER SPORTS INTERNATIONAL MARKETS
Steve Millea
Vice President, Amer Sports International Markets,
Amer Sports Services North America
Born 1958. Joined the Company in 1984. (**

TOBACCO
Jukka Ant-Wuorinen
President, Amer Tobacco Ltd
Born 1950. Joined the Company in 1976.

(* Member of Amer Management Group
(** Member of Amer Sports Executive Board



Amer Sports Executive Board. From left to right: Max Alfthan, Dan Colliander, Eero Alperi (secretary), Kari Kauniskangas, Roger Talermo, John Embree, Pekka Paalanne, Chris Considine, Jim Baugh, Steve Millea, Michael Schineis. Absent: Paul Byrne.

CONTACT INFORMATION

AMER GROUP PLC
Mäkelänkatu 91
00610 Helsinki
P.O. Box 130, FIN-00601 Helsinki
FINLAND
Tel. +358 9 725 7800
Fax +358 9 7257 8200
E-mail:
amer.communications@amersports.com
www.amersports.com

WILSON
Wilson Sporting Goods Co.
8700 W. Bryn Mawr Ave
Chicago, Illinois 60631
USA
Tel. +1 773 714 6400
Fax +1 773 714 4565
E-mail: info@wilsonsports.net
www.wilson.com

ATOMIC
Atomic Austria GmbH
Lackengasse 301
AT-5541 Altenmarkt
AUSTRIA
Tel. +43 6452 3900 0
Fax +43 6452 3900 12
E-mail: mail@atomic.at
www.atomicsnow.com
www.atomicsnowboarding.com
www.oxygensnowboards.com

SUUNTO
Suunto Oy
Valimotie 7
FIN-01510 Vantaa
FINLAND
Tel. +358 9 875 870
Fax +358 9 8758 7300
www.suunto.com

PRECOR
Precor Incorporated
20031 142nd Avenue NE
P.O. Box 7202
Woodinville, WA 98072-4002
USA
Tel. +1 425 486 9292
Fax +1 425 486 3856
www.precor.com

AMER SPORTS EUROPE GMBH*
Am Kirchenhölzl 13
DE-82166 Gräfelfing
GERMANY
Tel. +49 89 89 801 01
Fax +49 89 89 801 120

SALES OFFICES

Europe
Atomic Austria GmbH
Lackengasse 301
AT-5541 Altenmarkt
AUSTRIA
Tel. +43 6452 3900 0
Fax +43 6452 3900 12
E-mail: mail@atomic.at

Amer Sports Czech Republic s.r.o.
V Chotejni 7/700
CZ-102 00 Prague 10
CZECH REPUBLIC
Tel. +420 2 7270 0963/7270 0964
Fax +420 2 7270 4216

Amer Sports Suomi Oy
Valimotie 7
FIN-01510 Vantaa
FINLAND
Tel. +358 9 8758 7400
Fax +358 9 8758 7401

Ursuk Oy
Teollisuuskatu 34
20520 Turku
P.O. Box 15, FIN-20521 Turku
FINLAND
Tel. +358 2 274 3550
Fax +358 2 237 7430
E-mail: info@ursuk.com
www.ursuk.com

Amer Sports France
ZAC du Parc technologique
63 rue Condorcet
FR-38 090 Vaulx Milieu
FRANCE
Tel. +33 4 74 99 1515
Fax +33 4 74 99 1516
E-mail: info.atomicfrance@amer.de
info.wilsonfrance@amer.de
info.oxygenfrance@amer.de
www.dynamic.fr

Amer Sports Deutschland GmbH*
Am Kirchenhölzl 13
DE-82166 Gräfelfing
GERMANY
Tel. +49 89 89 801 02
Fax +49 89 89 801 129

Precor GmbH
Ringstrasse 46
DE-50996 Cologne
GERMANY
Tel: +49 221 935 370 0
Fax: +49 221 935 370 22
E-mail: info@precor.de

FitzWright Europe (Malta) Ltd.
Factory B 19
Bulebel Industrial Estate
Zetjun
MALTA
Tel. +356 693 323
Fax +356 693 343

Suunto Benelux B.V.
Energieweg 27
NL-4691 Se Tholen
THE NETHERLANDS
Tel. +31 166 601 060
Fax +31 166 606 167
E-mail:info@suunto.nl

Amer Sports Spain S.A.
C/ Del Atlàntic, 115
Nave A.5.1, (Z.A.L.)
ES-08040 Barcelona
SPAIN
Tel. +34 93 262 51 00
Fax +34 93 262 51 01

Amer Sports Sverige AB
Västkustvägen 7
SE-211 24 Malmö
SWEDEN
Tel. +46 40 680 2600
Fax +46 40 680 2601

Recta AG
Rue du Viaduc 3
CH-2501 Biel
SWITZERLAND
Tel. +41 32 328 4060
Fax +41 32 328 4069
E-mail: info@recta.ch
www.recta.ch

Amer Sports UK Ltd.
1 Tanners Yard
London Road
Bagshot
GB-Surrey GU19 5HD
UNITED KINGDOM
Tel. +44 1294 316 200
Fax +44 1294 316 255/6

Precor Products Limited
17-19 Marino Way
Hogwood Lane Industrial Estate
Finchampstead
Berkshire, RG40 4RF
UNITED KINGDOM
Tel: +44 118 973 3994
Fax: +44 118 973 0538
E-mail: info@precor.co.uk

Japan
Amer Sports Japan, Inc.
3-3 Aizumi-cho
Shinjuku-ku
Tokyo, 160-8558
JAPAN
Tel. +81 3 5368 1617
Fax +81 3 5368 1619
www.amerjapan.com

United States
Atomic Ski USA, Inc.
9 Columbia Drive
Amherst, New Hampshire 03031
USA
Tel. +1 603 880 6143
Fax +1 603 880 6099
E-mail: info@atomicski.com
www.atomicski.com

DeMarini Sports, Inc.
6435 NW Croeni Road
Hillsboro, Oregon 97124
USA
Tel. +1 503 531 5500
Fax +1 503 531 5501
www.demarini.com

Precor Incorporated
20031 142nd Avenue NE
P.O. Box 7202
Woodinville, WA 98072-4002
USA
Tel. +1 425 486 9292
Fax +1 425 486 3856
www.precor.com

Suunto USA, Inc.
2151 Las Palmas Drive, Suite F
Carlsbad, California 92009
USA
Tel. +1 760 931 6788
Fax: +1 760 931 9875
E-mail: info@suuntousa.com
www.suuntousa.com

Wilson Sporting Goods Co.
8700 W. Bryn Mawr Ave
Chicago, Illinois 60631
USA
Tel. +1 773 714 6400
Fax +1 773 714 4565
E-mail: info@wilsonsports.net
www.wilson.com

*As of 1 May 2003
Amer Sports Europe GmbH
Amer Sports Deutschland GmbH

Hainbuchenring 9-11
DE-82061 Neuried
GERMANY
Tel. +49 89 89 801 01
Fax +49 89 89 801 120

Rest of the world

Amer Sports Australia Pty. Ltd.
16-18 Lakewood Blvd
P.O. Box 333
Braeside, Victoria 3195
AUSTRALIA
Tel. +61 3 9587 2284
Fax +61 3 9587 2289
E-mail: info@wilsonsports.com.au
www.wilsonsports.com.au

Amer Sports Brazil Ltda
Av. Brigadeiro Faria Lima, 2391
11th and 12th Floor
Jd. Paulistano
São Paulo/SP 01452-000
BRAZIL
Tel. +55 11 3094 1938
Fax +55 11 3816 6883

Amer Sports Canada
145 Shields Court
Markham, Ontario L3R 9T5
CANADA
Tel. +1 905 470 9966
Fax +1 905 470 7315
E-mail: info@wilsoncanada.com
www.wilsoncanada.com

FitzWright Co. Ltd.
5760 Production Way
Langley, B.C. V3A 4N4
CANADA
Tel. +1 604 533 7848
Fax +1 604 530 8812
www.bare-wetsuits.com

Amer Sports Korea Ltd.
3rd Floor, NamDo Building
No. 53-4, Chungdam-Dong,
Kangnam-ku
Seoul 135-100
KOREA
Tel. +82 2 545 7348
Fax +82 2 547 5464

Amer Sports Mexico
Constituyentes 1000 1er Piso
Colonia Lomas Altas
MEXICO, D.F. C.P. 11950
Tel. +52 55 91 77 9100
Fax +52 55 91 779101
E-mail:
gfranco@wilsonsportsla.com

Amer Sports Asia Pacific Sdn Bhn
Amer Sports Malaysia Sdn Bhd
Lot 4+6 Jalan Anggerik Mokara 31/50
Kota Kemuning Seksyen 31
40460 Shah Alam
Selangor Darul Ehsan
MALAYSIA
Tel. +6 03 5124 8000
Fax +6 03 5124 9000
Sähköposti:
wsgmsia@wilsonsports.com.my

Amer Sports Africa & Middle East
62 Wierda Road East
Wierda Valley
Sandton 2146
SOUTH AFRICA
Tel. +27 11 784 1793
Fax +27 11 784 1794
E-mail: wilson.africa@mweb.co.za

Amer Sports Thailand Co. Ltd.
49 Moo 9, Soi Youyen, Ramintra Road
Tarang District, Bangkhen
Bangkok 10230
THAILAND
Tel. +662 943 6700
Fax +662 943 6866
E-mail: admin@wilsonsports.co.th

MANUFACTURING PLANTS

Atomic Austria GmbH
Lackengasse 301
AT-5541 Altenmarkt
AUSTRIA
Tel. +43 6452 3900 0
Fax +43 6452 3900 12

FitzWright Co. Ltd.
5760 Production Way
Langley, B.C. V3A 4N4
CANADA
Tel. +1 604 533 7848
Fax +1 604 530 8812

Wilson Sports Equipment Canada
A division of Amer Sports Canada Inc.
85 Davy Road
P.O. Box 909
Belleville, Ontario K8N 5B6
CANADA
Tel. +1 613 966 9220
Fax +1 613 966 9366

FitzWright Europe (Malta) Ltd.
Factory B 19, Bulebel Industrial Estate
Zetjun
MALTA
Tel. +356 693 323
Fax +356 693 343

Amer Sports UK Ltd.
Ayr Road, Irvine
Ayrshire KA12 8HG
SCOTLAND
Tel. +44 1294 316 200
Fax +44 1294 316 300

Hye Precision Co.
745 Carroll Street
P.O. Box 1589
Perry, Georgia 31069
USA
Tel. +1 478 987 0405
Fax +1 478 987 1290

Precor Incorporated
20031 142nd Avenue NE
P.O. Box 7202
Woodinville, WA 98072-4002
USA
Tel. +1 425 486 9292
Fax +1 425 486 3856
www.precor.com

Wilson Sporting Goods Co.
217 North Liberty Street
Ada, Ohio 45810
USA
Tel. +1 419 634 9901
Fax +1 419 634 4630

Wilson Sporting Goods Co.
2330 Ultra Drive
Humboldt, Tennessee 38343
USA
Tel. +1 731 784 5335
Fax +1 731 784 5338

Wilson Sporting Goods Co.
601 Central Avenue
Springfield, Tennessee 37172
USA
Tel. +1 615 384 4572
Fax +1 615 384 3336

Wilson Sporting Goods Co.
4600 Roberts Matthews Hwy
Sparta, Tennessee 38583
USA
Tel. +1 931 738 7500
Fax +1 931 738 3575

Wilson Sporting Goods Co.
303 Wilson Avenue
Tullahoma, Tennessee 37388
USA
Tel. +1 931 455 5491
Fax +1 931 455 5570

AMER TOBACCO

Amer Tobacco Ltd
Amerintie 1, 04300 Tuusula
P.O. Box 12, FIN-04301 Tuusula
FINLAND
Tel. +358 9 273 011
Fax +358 9 275 5627
E-mail: atinfo@amertobacco.fi

Amer Tobacco AS
Kesk-Sõjamae 3a
EE-11415 Tallinn
ESTONIA
Tel. +372 6 271 070
Fax +372 6 271 071
E-mail: amer@amertobacco.ee

OTHER ADDRESSES:

Amer Sports Europe Services GmbH
Distribution & Service Center Saar
Im Häsfeld 2
DE-66802 Überherrn
GERMANY
Tel. +49 6836 800324
E-mail: DSC@amer.de

Meiga Innovations Oy
Suunto Software Solutions
Kornetinkuja 5
FIN-00380 Helsinki
FINLAND
Tel. +358 9 2222 277
Fax +358 09 2222 279
www.suunto.com

Precor Benelux
Industrieweg 52
NL-5145PW Waalwijk
THE NETHERLANDS
Tel: +31 416 690 859
Fax: +31 416 348 676

Precor Asia/Pacific
Room 303, Metro Tower
30 Tian Yao Qiao Road
Shanghai
REPUBLIC OF CHINA
Tel. +86 21 6426 7810
Fax + 86 21 6426 7805
E-mail:
Info@precorasia-pacific.com

Wilson Sporting Goods Co.
Kaohsiung Branch
14F-2, 6 Ming-Chuan 2nd Road
Chien-Chen, Kaohsiung 806
Taiwan
REPUBLIC OF CHINA
Tel. +886 7 336 5088
Fax +886 7 331 1090
E-mail: wsg123@ms34.hinet.net

Wilson Sporting Goods Co.
Taichung Branch
26-2, Road 18th
Taichung Industrial Park, Taichung
Taiwan
REPUBLIC OF CHINA
Tel. +886 4 2359 5363
Fax +886 4 2359 5702

The contact information of all Group locations and importers is kept up-to-date on the companies' websites. Contact information can also be requested by telephone +358 9 7257 8309, by fax +358 9 791 385 or by e-mail amer.communications@amersports.com.

Layout: Spokesman Oy
Printed by Libris Oy

Financial reports
Amer Group will publish its interim reports on 29 April, 5 August and 28 October 2003.

Amer publishes its annual and interim reports in both English and Finnish. The publications can be ordered by writing to:

Amer Group Plc, Communications Department
P.O. Box 130
FIN-00601 Helsinki
Finland

Tel: +358 9 7257 800; +358 9 7257 8309 (Communications)
Fax: +358 9 7257 8200; +358 9 791 385 (Communications)
E-mail: amer.communications@amersports.com

The annual and interim reports as well as stock exchange releases can be accessed on Amer's website at www.amersports.com.

Investment Analysts
The following companies, among others, published investment analysis and research on Amer Group during 2002:

ABG Sundal Collier
Alfred Berg Finland
Cazenove & Co.
Conventum Securities
D. Carnegie Ab Finland Branch
Deutsche Bank
Enskilda Securities
Evli Securities
FIM Securities
Handelsbanken
KBC Peel Hunt
Mandatum Stockbrokers
Nordea Securities
Opstock Securities

Annual General Meeting
The shareholders of Amer Group Plc are hereby invited to attend the Company's Annual General Meeting, which will be held on Thursday, 20 March 2003 at 2:00 p.m. at Amer Group Plc's Headquarters in Helsinki, located at Mäkelänkatu 91.

Shareholders who have been entered into Amer Group Plc's shareholder register, administered by the Finnish Central Securities Depository Ltd, no later than 10 March 2003, have the right to attend the Annual General Meeting.

Notification of intended participation in the Annual General Meeting must be given to the Company no later than 4:00 p.m. local time on 18 March 2003 either in writing to Amer Group Plc, Share Register, P.O. Box 130, FIN-00601 Helsinki, by telephone (+358 9 7257 8261/Ms Mirja Vatanen) or by e-mail: mirja.vatanen@amersports.com. Proxies should be forwarded to the above address together with notice of attendance.

Dividend payment
The Board of Directors proposes that a dividend of EUR 1.40 per share be paid for the 2002 financial year. Dividends will be paid to shareholders whose shares have been entered into Amer Group Plc's shareholder register, administered by the Finnish Central Securities Depository Ltd, before the record date, i.e. 25 March 2003. The Board of Directors proposes that the dividend be paid on 1 April 2003.

1. **Nicolas Kiefer**
2. **Padraig Harrington**
3. **Guillermo Canas**
4. **Jesper Parnevik**
5. **Stephan Eberharter**
6. **Andrea Henkel**
7. **Justine Henin**
8. **Jarkko Nieminen**
9. **Marlies Schild**
10. **Serena Williams**
11. **Pete Sampras**
12. **Janne Ahonen**
13. **Lindsay Davenport**
14. **Kalle Palander**
15. **Barry Bonds**
16. **Mikhail Ivanov**
17. **Venus Williams**
18. **Frode Andresen**
19. **Roger Federer**
20. **Hermann Maier**
21. **Tadej Valentan**
22. **Curt Schilling**


VITAL
FIDUS

AMER GROUP PLC
P.O. BOX 130, FIN-00601 HELSINKI, FINLAND
CALLING ADDRESS: MÄKELÄNKATU 91, HELSINKI
TEL. +358 9 7257 800
FAX +358 9 7257 8200

WWW.AMERSPORTS.COM

DOMICILE: HELSINKI
VAT NO. FI01315055